23

06010404

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Bank for Africa PLC

*CURRENT ADDRESS

PROCESSED

JAN 24 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4804 FISCAL YEAR 12-31-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/24/06

RECEIVED
2006 JAN 23 A 11:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UBA

SUPPL
ARIS
3-31-05

2005
Annual Report & Accounts
of
United Bank for Africa Plc
RC. 2457

Group Financial Highlights

	2005	2004	% Change
Total Assets (₦'million)	250,783	212,224	18
Shareholders' Funds (₦'million)	19,443	19,333	0
Gross Earnings (₦'million)	26,089	24,510	6
Profit Before Taxation (₦'million)	6,520	[illegible]	8
Profit After Taxation (₦'million)	4,921	[illegible]	9
Capital Adequacy Ratio (%)	11.52	[illegible]	2
Return on Average Assets (%)	2.13	2.00	7
Return on Average Equity (%)	25.25	26.3	-4
Earnings per share(₦)	1.61	1.77	-9
Dividend per share (₦)	0.60	0.60	0

C o n t e n t s

UBA

Directors, Corporate Executives & Professional Advisers

DIRECTORS

Mr. Kayode Sofola, SAN	-	Chairman
Mr. Tony O. Elumelu, MFR	-	Group Managing Director/CEO
Alhaji Bello Garba	-	Executive Director
Mr. Phillips Oduoza	-	Executive Director
Mr. Godwin Ize-Iyamu	-	Executive Director
Mr. Victor Osadolor	-	Executive Director
Mrs. Suzanne Olufunke Soboyejo-Iroche	-	Executive Director
Mrs. Faith Tuedor-Matthews	-	Executive Director
Mr. Chika Mordi	-	Executive Director
Mr. Junaid Dikko	-	Director
Chief Israel C. Ogbue	-	Director
Mrs. Rose A. Okwechime	-	Director
Chief Ferdinand N. Alabraba	-	Director
Mr. Willy Kroeger (German)	-	Director
Alternate: Mr. Neil Forsyth (British)		
Mr. Alessandro Deodato (Italian)	-	Director
Alternate: Mr. Paolo A. Di Martino (Italian)		
Prof. Jean Herskovits (American)	-	Director
Dr. Khalid Al-Mansour (American)	-	Director

CORPORATE EXECUTIVES

Mr. Tony O. Elumelu, MFR	-	Group Managing Director/CEO
Alhaji Bello Garba	-	Executive Director, Public Sector
Mr. Phillips Oduoza	-	Executive Director, Group Shared Services
Mr. Godwin Ize- Iyamu	-	Executive Director, Wholesale Bank
Mr. Victor Osadolor	-	Executive Director, Risk Mgt. & Compliance
Mrs. Suzanne Olufunke Soboyejo-Iroche	-	Executive Director, Wealth Management
Mrs. Faith Tuedor-Matthews	-	Executive Director, Global Bank
Mr. Chika Mordi	-	Executive Director, Retail Bank

REGISTERED OFFICE
UBA House
57 Marina, Lagos

REGISTRAR
UBA Global Markets Limited (Previously UBA Securities Limited)
Raymond House
97/105 Broad Street
Lagos

Auditors
Akintola Williams Deloitte
Chartered Accountants

Chairman's Statement



Distinguished Shareholders, Colleagues, Ladies and Gentlemen,

The last year has been very interesting and unique in the life of our bank. It was a very challenging year for the economy as a whole and the banking industry in particular. Average inflation rate was 15% as against a target of 10%, while labour strikes and planned strikes due to increases in domestic prices of petroleum products crippled economic activities for the better part of the year. The Central Bank of Nigeria's policy for banks to increase their capital base to a minimum of N25billion threw up far-reaching challenges and engendered opportunities in the banking industry.

I am delighted to report that notwithstanding the harsh operating environment occasioned by the adverse economic climate and the challenges within the industry, your bank achieved a significant improvement over the previous year's performance. In a year when several banks were unable to grow both revenue and profit or translate revenue growth to growth in profit, our gross earnings and profit before tax increased by 6% from N24.5b to N26b and 8% from N6b to N6.5b respectively.

During the year, we were able to convert to our full advantage the opportunities presented by the on-going reforms in the banking industry by the merger of the old UBA and Standard Trust Bank Plc (STB). United Bank for Africa Plc was adopted as the name of the consolidated entity. Our objective is to create the largest and the undisputed leading financial services group in Nigeria and indeed Sub-Saharan Africa. This merger will definitely change the landscape of banking in Nigeria. We will endeavour to harness all identified synergies and create tremendous value for the overall benefit of all stakeholders.

Following the conclusion of the legal merger, the new consolidated UBA emerged on August 1, 2005 as the first fully consummated merger in the on-going banking industry consolidation process. The merger avails the new UBA of an expanded network of 380 outlets, the biggest in West Africa. This provides an opportunity for us to strengthen our dominance of the retail franchise. It is our plan to further increase the number of our outlets and embark on the transformation of the existing outlets, in order to enhance service delivery and take our services closer to our customers.

Chairman's Statement

Part of our aspirations is to become a truly global financial services provider. To this end, we shall be embarking on an international expansion programme, which includes, but is not limited to the establishment of more locations across the sub-region, Europe and North America. The new UBA is poised to dominate the West African financial services landscape by the creation of new mass-market financial products, while consolidating our role as a leading supplier of financial services to select wholesale markets like Oil & Gas, Telecommunications and the Public Sector.

Our initiatives in the area of electronic banking are paying off. Disbursements from our Automated Teller Machines (ATMs) have crossed the one billion naira {N1b}mark. We have also made inroads into mobile banking services. With the recent launch of GlobaCom mobile-banking service, any GlobaCom subscriber with a UBA debit card can now use his/her GSM phone to transfer money from his/her account to any other UBA account. Prior to the merger, the defunct STB launched its MasterCard credit card and Maestro debit card products. These products are now available to our customers through the entire network of the new UBA. This development underscores our role in promoting a cashless society. The cards can be used to make purchases online, and in over 220 countries and 3 million outlets all over the world.

We continued the implementation of world class risk management processes with the acquisition and upgrade of operational risk management software, building of operational loss and loss events database, establishment of a market risk management unit and the strengthening of our information security management. These have resulted in greater efficiencies in credit review and monitoring, leading to significant improvements in risk asset quality.

During the course of the year, Mallam Aliyu Dikko retired as the Managing Director/Chief Executive Officer of the Bank and Mr Tony Elumelu, MFR was appointed as the new Group Managing Director/Chief Executive Officer. In addition, some Directors of the Bank retired and new Directors were appointed during the year. The details of the Board changes are stated below.

> *"This merger will definitely change the landscape of banking in Nigeria. We will endeavour to harness all identified synergies and create tremendous value for the overall benefit of all stakeholders."*

Chairman's Statement

1.	William James	Resigned with effect from Feb.15, 2005
2.	Offong Ambah	Retired with effect from April 15, 2005
3.	Yunusa K. Ojo	" " " " April 15, 2005
4.	Dr. T. Asuquo John	Resigned " " August 2, 2005
5.	Igwe Alex Nwokedi	" " " " August 2, 2005
6.	Alh. Mustapha Abdulkadir	" " " " August 2, 2005
7.	Mr. Victor Odozi	" " " " August 2, 2005
8.	Mallam Aliyu Dikko	Retired as MD/CEO with effect from May 11, 2005 and as a Director of the bank with effect from August 2, 2005.

Appointments:

1.	Mr Tony O. Elumelu, MFR (Chief Executive Officer)	July 27, 2005
2.	Mr. Phillips Oduoza	August 1, 2005
3.	Mr Victor Osadolor	August 1, 2005
4.	Mr. Chika Mordi	August 1, 2005
5.	Mrs. Faith Tuedor-Matthews	August 1, 2005
6.	Mrs. Suzanne Olufunke Soboyejo-Iroche	August 1, 2005
7.	Chief Israel Chinwuba Ogbue	August 1, 2005
8.	Mrs. Rose Ada Okwechime	August 1, 2005
9.	Chief Ferdinand N. Alabraba	October 25, 2005
10.	Godwin Ize-Iyamu	September 29, 2004

The Directors appointed since the last Annual General Meeting will retire at the Annual General Meeting in accordance with Article 76 of the Bank's Articles of Association, and being eligible, will offer themselves for election.

Please join me in expressing our profound appreciation to our former Managing Director and the other retiring Directors for their meritorious services to the Bank. On behalf of the shareholders, Board, Management and the entire staff of UBA, I wish them success in their future endeavours. In the same vein, I wish to congratulate the new Group Managing Director/Chief Executive Officer and the other new Directors on their appointments and look forward to years of working with them to actualize our vision for the consolidated UBA.

This year, we are confident that the gains of the previous year will be surpassed, while new grounds will be broken in the course of the new year. We assure you that the new UBA portends an exciting future for all stakeholders as the combination of the proud heritage of the old UBA and the aggressive, dynamic posture of STB has created a unique synergy that will be unparalleled in the Nigerian banking landscape. Your Bank will certainly be the bank to beat in Nigeria and indeed, Sub-Saharan Africa. I ask for your continued support as we aim to reach the top.

Thank you.

Kayode Sofola, SAN
Chairman

UBA

Directors' Report

The Directors present their report together with the audited financial statements of the Group for the year ended 31st March, 2005.

1. **Results**

	₦'m	₦'m
Profit for the year after taxation		4,921
Less: Appropriations:		
Statutory Reserve	(697)	
Small Scale Industries Reserve	(624)	
General Reserve	(1,764)	
Dividend Proposed	(1,836)	**(4,921)**
		-

2. **Legal Form**

The Bank was incorporated in Nigeria as a limited liability company on 23rd February, 1961 under the Companies Ordinance (Cap 37) 1922. It took over the assets and liabilities of the British and French Bank Limited, which had carried on banking business in Nigeria since 1949. The Bank's shares are currently quoted on the Nigerian Stock Exchange.

3. **Major Activities**

The Company is engaged in the business of banking and provides corporate, commercial, consumer and international banking, trade services, cash management, treasury and capital market services and products. Trust services, pension management and administration, as well as asset management services are provided through a subsidiary company, UBA Capital and Trust Ltd (previously UBA Trustees Ltd). Stockbroking, issuing house, underwriting, security registration and custodial services are provided through UBA Global Markets Limited (previously UBA Securities Limited), another subsidiary.

4. **Directors**

The names of the Directors during the year ended March 31st 2005 are as follows:

Mr. Kayode Sofola, SAN	-	Chairman
Mallam Aliyu Dikko	-	Retired as MD/CEO with effect from May 11, 2005 and as a Director with effect from August 2, 2005
Mr. Offong Ambah	-	Retired with effect from April 15, 2005
Alhaji Y. K. Ojo	-	Retired with effect from April 15, 2005
Alhaji Bello Garba		
Mr. Godwin Ize-Iyamu	-	Appointed on September 29, 2004
Mr. William James	-	Resigned with effect from Feb. 15,2005
Dr. T. Asuquo John	-	Resigned with effect from August 2, 2005
Igwe Alex Nwokedi	-	Resigned with effect from August 2, 2005
Mr. Victor Odozi	-	Resigned with effect from August 2, 2005
Mr. Junaid Dikko		
Prof. Jean Herskovits (American)		
Dr. Khalid A.T. Al-Mansour (American)		

Directors' Report (Cont'd)

Mr. Willy Kroeger (German)
Alternate: Mr. Neil Forsyth (British)
Mr. Alessandro Deodato (Italian)
Alternate: Mr. Paolo Di Martino (Italian)

Mr. Godwin Ize-Iyamu was appointed a Director during the year and in accordance with Article 76 of the Bank's Articles of Association, Mr. Ize-Iyamu will retire at the Annual General Meeting and being eligible, offers himself for election.

In accordance with Article 101 of the Bank's Articles of Association, the following Directors will retire by rotation at the Annual General Meeting.
Mr. Kayode Sofola, SAN
Mr. Junaid Dikko
Alhaji Bello Garba
Dr. Khalid Al-Mansour
Professor Jean Herskovits and being eligible, they offer themselves for re-election.

5. Directors' Responsibilities

The Directors are responsible for the preparation of the financial statements which give a true and fair view of the state of affairs of the Bank and of the profit or loss for that period and comply with the provisions of the Companies and Allied Matters Act, 1990 and the Banks and Other Financial Institutions Act, 1991. In so doing they ensure that:

- proper accounting records are maintained;
- applicable accounting standards are followed;
- suitable accounting policies are adopted and consistently applied;
- judgements and estimates made are reasonable and prudent;
- the going concern basis is used, unless it is inappropriate to presume that the Bank will continue in business; and
- internal control procedures are instituted which, as far as is reasonably possible, safeguard the assets of the Bank and prevent and detect fraud and other irregularities.

6. Directors' Interests

The interests of the Directors in the issued share capital of the Bank as recorded in the Register of Directors' Shareholdings as at 31st March, 2005 as follows:

	2005	2004
Mr. Kayode Sofola, SAN	903,566*	361,248*
Mallam Aliyu Dikko	984,217	820,181
Mr. Offong Ambah	138,000	115,000
Alhaji Yunusa Ojo	247,404	106,170
Alhaji Bello Garba	22,950	19,125
Dr. Thomas A. John	3,573,559	2,977,966
Igwe (Dr.) Alex Nwokedi, OON	319,327	255,000
Alhaji Mustapha Abdulkadir	1,683,000	1,402,500
Mr. Victor Odozi	507,000	30,000

*** Indirect holding**

Directors' Report (Cont'd)

7. Substantial Interests in Shares

The ordinary shares of the Bank as at 31st March, 2005 were held as follows:

Ordinary Shares of 50k each

	2005 Number of shares held	%	2004 Number of shares held	%
Nigerian Citizens and Associations	1,665,213,506	54.42	1,475,268,544	57.85
*Stanbic Nominees Nigeria Limited	1,110,206,494	36.28	837,581,456	32.85
+Bankers International Corp, USA.	137,700,000	4.50	114,750,000	4.50
Banca Nazionale del Lavoro, Italy	73,440,000	2.40	61,200,000	2.40
Monte dei Paschi di Siena, Italy	73,440,000	2.40	61,200,000	2.40
	3,060,000,000	100.00	2,550,000,000	100.00

* **Of this number, Stanbic Nominees Nigeria Limited held 63,970,080 units (2.09%) as Custodian under the Bank's GDR Programme.**

\+ **Bankers International Corporation is a member of the Deutsche Bank Group.**

No shareholder other than Stanbic Nominees Nigeria Limited held more than 5% of the called up share capital of the Bank as at 31st March, 2005.

8. Statistical Analysis of Shareholdings

Range of Shareholdings			Number of Shareholders	Number of Shares held	% of Shareholding
1	-	500	5,294	1, 343,255	0.04
501	-	1,000	4,946	3,639,924	0.12
1,001	-	5,000	29,607	74,024,920	2.42
5,001	-	50,000	23,864	352,722,648	11.53
50,001	-	100,000	1,905	133,338,796	4.36
100,001	-	500,000	1,619	336,906,145	11.01
500,001	-	1,000,000	183	126,471,503	4.13
1,000,001	-	50,000,000	144	581,454,073	19.00
50,000,001	-	100,000,000	3	202,263,396	6.61
Above 100,000,000			2	1,247,835,340	40.78
			67,567	3,060,000,000	100.00

9. Donations

Donations made during the year amounted to =N=20,589,532.50 details of which are shown below. No donation was made to any political organisation.

Directors' Report (Cont'd)

NAME OF BENEFICIARY	AMOUNT (₦)
Ahmadu Bello University (Sponsorship of West African University Games)	500,000.00
Association of Corporate Affairs Practitioners of Nigeria (Sponsorship of Annual Dinner)	150,000.00
Calabar Archaeology Project	1,400,000.00
Care Organisation Public Enlightenment (C.O.P.E.)	5,000,000.00
Chief Akintunde Asalu (Donation Towards Book Launch)	100,000.00
Ikoyi Club 1938 (Sponsorship of Swimming Competition)	250,000.00
Halisi Ventures (Donation towards Art Exhibition)	100,000.00
Jekeli Simon Akubo Ex-Staff (Sponsorship of Book Presentation)	50,000.00
Junior Achievement of Nigeria (Sponsorship of 4th Run-A-Thon)	100,000.00
Lichfield Communications (Donation Towards Book Launch)	20,000.00
Lofom Limited (Donation towards the Launch of Reproductive Health Magazine & OARS Foundation	100,000.00
Mega Mix Consult (Sponsorship of Hamada Race)	800,000.00
National Drug Law Enforcement Agency (Sponsorship of Red Ribbon Day)	100,000.00
Nda Yakubu (Donation Towards Book Launch)	150,000.00
Nigerian Association of Women Journalists (Sponsorship of National Award)	155,000.00
Nigerian Guild of Editors (Sponsorship of Conference)	200,000.00
Nigeria Media Merit Award (Sponsorship of Award)	500,000.00
Reproductive & Endo Unit, Lagos University Teaching Hospital (LUTH)	7,000,000.00
Women in Management and Business (Sponsorship of Annual Conference)	500,000.00
Others	3,314,532.50
Total	**20,589,532.50**

10. **Acquisition of Own Shares**

The Bank did not purchase any of its own shares during the year.

11. **Fixed Assets**

Movements in fixed assets during the year are shown on page 22. In the opinion of the Directors, the market value of the Bank's properties is not less than the value shown in the Accounts.

12. **Employment and Employees**

i **Employment of Physically Challenged Persons**

It is the policy of the Bank that there should be no discrimination in considering applications for employment including those from physically challenged persons. All employees whether or not physically challenged are given equal opportunities to develop. As at 31st March, 2005, there were eighteen (18) physically challenged persons in the employment of the Bank.

ii. **Health, Safety at Work and Welfare of Employees**

Health and Safety regulations are in force within the Bank's premises and employees are aware of existing regulations. The Bank provides subsidies to all levels of employees for medical expenses, transportation, housing, lunch, etc.

Directors' Report (Cont'd)

iii. **Employee Involvement and Training**

The Bank is committed to keeping employees fully informed as much as possible regarding the Bank's performance and progress and seeking their opinion where practicable on matters which particularly affect them as employees.

Training is carried out at various levels through both in-house and external courses and 3,033 staff benefitted from such courses in the year under review. Incentive schemes designed to encourage the involvement of employees in the Company's performance are implemented whenever appropriate.

13. **Post-Balance Sheet Events**

There are no post balance sheet events which could have had a material effect on the financial state of affairs of the Bank as at 31st March, 2005 and the profit for the year ended that date.

14. **Particulars of an Important Event**

The Board on January 17, 2005, approved the commencement of the process for the merger of the Bank with Standard Trust Bank Plc.

15. **Audit Committee**

Pursuant to Section 359(3) of the Companies and Allied Matters Act No. 1 of 1990, the Bank has an Audit Committee comprising three Directors and three shareholders as follows:

1.	Mr. Jene Princewill	-	Chairman
2.	Alhaji Alkassim Umar	-	Member
3.	Mr. Dan Agbor	-	Member
4.	Alhaji M. A. Abdulkadir	-	Member
5.	Mr. Victor Odozi	-	Member
6.	Dr. T. Asuquo John	-	Member

The functions of the Audit Committee are as laid down in Section 359(6) of the Companies and Allied Matters Act of 1990.

16. **Auditors**

In accordance with Section 357(2) of the Companies and Allied Matters Act of 1990, Messrs. Akintola Williams Deloitte have indicated their willingness to continue in office as Auditors of the Bank. A resolution will be proposed authorising the Directors to determine their remuneration.

By Order of the Board

Aidevo Odu-Thomas
Company Secretary
57 Marina, Lagos.

20th May 2005

Corporate Governance

The Board has taken several initiatives in the last few years to ensure that good corporate governance practices are entrenched in the UBA Group. In 2001, the Board constituted an Ethics and Corporate Governance Committee, which is composed entirely of Non-Executive Directors. The terms of reference of the Committee includes, ensuring that the Group operates ethically and in compliance with all applicable laws and regulations.

Since the constitution of the Ethics and Corporate Governance Committee, the Board has taken the following good corporate governance initiatives:

[i] **Code of Professional Conduct and Ethics**
The Board requires all Directors, Management and Staff, of the Group to live by high ethical principles that include integrity, honesty, fairness, transparency and accountability. Accordingly, in 2002, the Board approved a Code of Professional Conduct and Ethics for the Group, which sets out the guidelines for Directors and members of staff of the Group to ensure the highest standards of corporate and personal ethics in the Bank.

[ii] ***Code of Corporate Governance for Banks and Other Financial Institutions in Nigeria***
In September 2004, the Board adopted all the provisions of the Code of Corporate Governance for Banks and Other Financial Institutions in Nigeria (the Code) issued by the Bankers' Committee. Indeed, the Bank had already adopted a corporate governance system, encompassing best practices in certain key areas enshrined in the Code, including the following principles:

- The separation of the office of the Chairman from that of the Chief Executive Officer.
- Holding of meetings regularly by the Board (at least once quarterly) and regular attendance by members.
- The composition of the Board to include at least 20% of members who fall within the definition of independent directors under the Code.
- The existence of a Board Nomination and Evaluation Committee, which is composed entirely of Non-Executive Directors and with the terms of reference which are similar to those proposed by the Code for a Remuneration Committee.
- The establishment of a Board Risk Management Committee charged with the responsibility for ensuring adequate bank-wide risk management practices.

[iii] **Reputational Risk Management Policy**
In its continued drive to institute good corporate governance in the Group, the Board in January 2005, approved a policy framework on the management of the reputational risk of the Group. The policy framework sets out the guidelines for the management of the Group's reputation and assigns responsibilities to various stakeholders in the implementation of the policy.

In the light of the above initiatives, which have been vigorously implemented, the Bank's current risk management and corporate governance practices have been acknowledged as best - in - class while a compliance culture has been firmly entrenched.

The Bank remains committed to high standards of corporate governance, business integrity and professionalism in all its engagements and will sustain the recent initiatives in these respects.

UBA

Report of the Audit Committee

to the Members of United Bank For Africa Plc

In accordance with the provisions of Section 359 (6) of the Companies and Allied Matters Act 1990, we confirm that we have seen the audit plan & scope, and the Management Letter on the audit of the accounts of the Bank and the responses.

In our opinion, the plan & scope of the audit for the year ended 31st March, 2005 were adequate. We have reviewed the Auditors' findings and we are satisfied with the Management responses thereon.

We also confirm that the accounting and reporting policies of the Bank are in accordance with legal requirements and ethical practices.

We have complied with the provisions of the Central Bank of Nigeria circular BSD/1/2004 dated February 18,2004 on "Disclosure of Insider-Related Credits in Financial Statements" and hereby confirm that non-perfoming insider-related credits, as defined by the CBN circular, amounted to ₦411.41million as at 31st March 2005.

MR. JENE PRINCEWILL
CHAIRMAN
AUDIT COMMITTEE

Members of the Audit Committee

I.	Mr. Jene Princewill	-	Chairman
2.	Mr. Dan Agbor	-	Member
3.	Alhaji Alkassim Umar	-	Member
4.	Alhaji Mustapha Abdulkadir	-	Member
5.	Mr. Victor Odozi	-	Member
6.	Dr. T. Asuquo John	-	Member

Report of the Auditors

to the Members of United Bank For Africa Plc

We have audited the financial statements of **United Bank for Africa Plc** as at 31 March 2005 set out on pages 14 to 36 which have been prepared on the basis of the accounting policies set out on pages 14 and 15

Respective responsibilities of Directors and Auditors

In accordance with the Companies and Allied Matters Act, 1990, the Company's Directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion based on our audit on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with the international standards on auditing issued by the International Federation of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and assessed whether the Company's accounting records had been properly kept. We have obtained all the information and explanations we required for the purpose of our audit and have received proper returns from branches not visited by us. The assets of the bank have been properly valued and adequate provision made for diminution in value.

An analysis of insider related credits as required by the Central Bank of Nigeria is set out in Note 30 on page 32 in line with CBN circular BSD/1/2004.

We draw attention to note 22.2 highlighting exposure to a court judgment awarded against the Bank. But our opinion is not qualified in this regard.

Contravention

During the period, the Bank did not contravene any sections of the Banks and Other Financial Institutions Act 1991.

Opinion

In our opinion, the bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with the generally accepted accounting standards in Nigeria, give a true and fair view of the state of affairs of the Bank as at 31 March 2005 and of the profit and cash flows for the year ended on that date and have been properly prepared in accordance with the Companies and Allied Matters Act 1990, the Banks and other Financial Institutions Act, 1991 and relevant circulars issued by the Central Bank of Nigeria.

Akintola Williams Deloitte

Chartered Accountants
Lagos, Nigeria

10 May 2005

Statement Of Accounting Policies

A summary of the principal accounting policies, applied consistently throughout the current and previous years, is set out below:

1. BASIS OF ACCOUNTING

The financial statements are prepared under the historical cost convention and in accordance with the provisions of the Statement of Accounting Standard for Banks and Non-Bank Financial Institutions (SAS 10) issued by the Nigerian Accounting Standards Board.

2. BASIS OF CONSOLIDATION

The Group financial statements include the financial statements of the bank and its wholly owned subsidiary, UBA Capital & Trust Limited, for the year ended 31 March 2005.

3. LOANS AND ADVANCES

Loans and advances are stated net of provisions for doubtful debts. This provision is determined from specific assessment of each customer's account. Specific provisions are made against bad and doubtful debts for which principal and/or interest repayment are overdue for 90, 180 and 360 days at 10%, 50% and 100% respectively. A 1% general provision is made on performing loans and advances.

4. INCOME RECOGNITION

i Interest income is recognized on accrual basis. Interest overdue for more than 90 days is suspended and recognized on cash basis only.
ii Credit related fee income is deferred and amortised over the life of the related credit risk, where it constitutes at least 10% of the projected annual yield of the related facility.
iii Non credit related fee income is recognized at the time the service or the related transactions are effected.

5. ADVANCES UNDER FINANCE LEASES

Advances to customers under finance leases are stated net of principal repayments. Lease finance income is recognized in a manner, which provides a constant yield on the outstanding principal over the lease term

6. FIXED ASSETS AND DEPRECIATION

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at rates calculated to write-off the cost of each asset over its estimated useful life, at the following annual rates:

.1	Leasehold Land	Over the period of the lease
.2	Leasehold Building	2.5%
.3	Motor Vehicles	25%
.4	Machinery, Furniture and Fittings	5% to 25%

Gains or losses arising from the disposal of fixed assets are included in the profit and loss account.

Statement Of Accounting Policies (Cont'd)

7. FOREIGN CURRENCY ITEMS

i Transactions in foreign currencies are recorded in Naira at the rate of exchange ruling at the dates of the transactions. Assets and liabilities are converted to Naira at the rate of exchange ruling at the balance sheet date and the resultant profit and loss on exchange is taken to the profit or loss account.

ii The exchange gain or loss arising on translation of Head Office investments in New York and Grand Cayman Island branches is transferred to Exchange Difference Reserve Account.

8. INVESTMENTS

Investments are stated at cost. It is the bank's policy to hold its investments till maturity. However, provision is made in these financial statements for diminution in value of investments which are doubtful of full realization.

9. TAXATION

Income tax payable is provided on taxable profits at the current rate.

10. DEFERRED TAXATION

Deferred tax is provided for all significant timing differences arising in the recognition of expenditure for accounting and taxation purposes. The provision is calculated at the ruling tax rate at the balance sheet date.

11. STAFF PENSION SCHEME CONTRIBUTION

The Bank operates a defined contribution scheme for its employees. The scheme which is funded by contributions from the Bank, is independent of the Bank's finances and is managed by a Board of Trustees.

12. OFF BALANCE SHEET ENGAGEMENT

Acceptances:

The potential liability of the Bank under acceptances is reported as a liability in the Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an offsetting asset of the same amount.

Income earned on such off Balance Sheet transactions are accrued for and included in other income in the Profit and Loss Account.

UBA

Balance Sheet

as at 31 March

	NOTE	GROUP 2005 ₦million	GROUP 2004 ₦million	COMPANY 2005 ₦million	COMPANY 2004 ₦million
ASSETS:					
Cash and short term funds	1	**110,517**	90,209	**109,716**	89,820
Government securities	2	**58,444**	40,497	**58,444**	40,497
Investments	3	**3,581**	3,460	**2,835**	2,387
Loans and advances	4	**67,610**	56,136	**67,610**	56,136
Other assets	5	**4,455**	15,343	**4,169**	13,603
Fixed assets	6	**6,176**	6,379	**6,154**	6,363
		250,783	212,024	**248,928**	208,806
LIABILITIES:					
Deposit and current accounts	7	**205,110**	151,929	**205,110**	151,929
Other liabilities	8	**20,946**	33,700	**20,876**	32,051
Taxation	9	**2,535**	2,373	**2,494**	2,279
Deferred taxation	10	**1,073**	1,104	**1,070**	1,103
		229,664	189,106	**229,550**	187,362
BORROWINGS	11	**1,676**	3,385	**1,676**	3,385
CAPITAL AND RESERVES:					
Share capital	12	**1,530**	1,275	**1,530**	1,275
Other reserves	13	**17,913**	18,258	**16,172**	16,784
SHAREHOLDERS' FUNDS		**19,443**	19,533	**17,702**	18,059
		250,783	212,024	**248,928**	208,806
Acceptances, Guarantees and other Obligations for Account of Customers (And Customers' Liabilities thereon)	14	**81,821**	81,719	**81,821**	81,719

The financial statements were approved By the Board of Directors on 10 May 2005 and signed on its behalf by:

KAYODE SOFOLA (SAN)]

ALIYU DIKKO } *Directors*

GODWIN IZE-IYAMU

The accounting policies and the notes to the accounts form part of these financial statements.

Profit & Loss Account

for the year ended 31 March

		GROUP		COMPANY	
		2005	2004	2005	2004
	NOTE	₦million	₦million	₦million	₦million
GROSS EARNINGS		**26,089**	**24,510**	**25,506**	23,928
Interest and discount income	15	**14,456**	15,155	**14,456**	15,155
Interest expense	16	**(3,490)**	(3,107)	**(3,490)**	(3,107)
		10,966	12,048	**10,966**	12,048
Loan loss and other provision	4.4	**(40)**	(761)	**(40)**	(761)
Net interest margin		**10,926**	11,287	**10,926**	11,287
Other banking income	17	**11,633**	9,355	**11,050**	8,773
		22,559	20,642	**21,976**	20,060
Depreciation	6	**(1,412)**	(1,360)	**(1,402)**	(1,353)
Other operating expenses		**(14,627)**	(13,272)	**(14,335)**	(13,099)
PROFIT BEFORE TAXATION	20	**6,520**	6,010	**6,239**	5,608
Income tax	9.1	**(1,632)**	(1,265)	**(1,619)**	(1,204)
Deferred taxation	9.1	**33**	(220)	**33**	(219)
PROFIT AFTER TAXATION		**4,921**	4,525	**4,653**	4,185
APPROPRIATIONS:					
Statutory reserve	13	**697**	679	**697**	628
Small scale industries reserve	13	**624**	561	**624**	561
Bonus issue reserve	13	**-**	255	**-**	255
General reserve	13	**1,764**	1,500	**1,496**	1,211
Dividend - proposed	21	**1,836**	1,530	**1,836**	1,530
		4,921	4,525	**4,653**	4,185
PER 50K SHARE (NAIRA):					
Earnings Per Share		**1.61**	**1.77**	**1.52**	1.64
Earnings Per Share - Adjusted		**1.61**	**1.48**	**1.52**	1.37
Dividend Per Share		**0.60**	**0.60**	**0.60**	0.60
Dividend Per Share - Adjusted		**0.60**	**0.50**	**0.60**	0.50

The accounting policies and the notes to the accounts form part of these financial statements.

Statement of Cash Flows

for the year ended 31 March

	GROUP		COMPANY	
	2005	2004	2005	2004
	₦million	₦million	₦million	₦million
CASH FLOWS FROM OPERATING ACTIVITIES:				
OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL:				
Gross earnings	**26,089**	24,510	**25,506**	23,928
Interest expenses	**(3,490)**	(3,107)	**(3,490)**	(3,107)
Provision on doubtful debts	**(40)**	(761)	**(40)**	(761)
Payment to employees and suppliers	**(14,627)**	(13,272)	**(14,335)**	(13,099)
Loss on sale of fixed assets	**(214)**	(109)	**(213)**	(109)
	7,718	7,261	**7,428**	6,852
WORKING CAPITAL CHANGES:				
Increase in deposit and current accounts	**53,181**	9,502	**53,181**	9,502
Decrease in other liabilities	**(12,754)**	(10,351)	**(11,175)**	(10,325)
(Decrease)/ increase in borrowings	**(1,709)**	3,385	**(1,709)**	3,385
(Decrease)/increase in exchange reserves	**(3,175)**	1,637	**(3,175)**	1,637
Increase in loans and advances	**(11,474)**	(10,060)	**(11,474)**	(10,060)
Decrease in other assets	**10,888**	10,236	**9,434**	10,573
CASH GENERATED FROM OPERATIONS	**42,675**	11,610	**42,510**	11,564
Taxation paid	**(1,470)**	(883)	**(1,404)**	(848)
NET CASH FLOW FROM OPERATING ACTIVITIES	**41,205**	10,727	**41,106**	10,716
CASH FLOWS FROM INVESTMENT ACTIVITIES:				
Exchange difference on fixed assets	**(1)**	(4)	**(1)**	(4)
Purchase of fixed assets	**(1,315)**	(2,235)	**(1,299)**	(2,220)
Purchase of investment	**(121)**	(1,287)	**(448)**	(338)
Proceeds of sale of fixed assets	**16**	206	**15**	206
CASH USED IN INVESTING ACTIVITIES	**(1,421)**	(3,320)	**(1,733)**	(2,356)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Purchase of treasury	**(17,947)**	(9,049)	**(17,947)**	(10,007)
Dividend paid	**(1,530)**	(1,148)	**(1,530)**	(1,148)
CASH FLOWS USED IN FINANCING ACTIVITIES:	**(19,477)**	(10,197)	**(19,477)**	(11,155)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**20,308**	(2,790)	**19,896**	(2,795)
Opening cash and cash equivalents	**90,209**	92,999	**89,820**	92,615
CLOSING CASH AND CASH EQUIVALENTS (note 1)	**110,517**	90,209	**109,716**	89,820

Notes to the Accounts

	GROUP 2005 ₦million	GROUP 2004 ₦million	COMPANY 2005 ₦million	COMPANY 2004 ₦million
1. CASH AND SHORT-TERM FUNDS				
.1 Cash and short-term funds comprise:				
Cash	**3,031**	2,908	**3,031**	2,908
Balances with, and cheques in course of of collection on other banks:				
In Nigeria	**5,535**	4,551	**4,734**	4,551
Abroad	**19,367**	25,666	**19,367**	25,666
Money at call with banks:				
In Nigeria	**3,300**	4,914	**3,300**	4,525
Abroad	**69,955**	44,382	**69,955**	44,382
	101,188	82,421	**100,387**	82,032
Provision for doubtful bank balances	**(51)**	-	**(51)**	-
	101,137	82,421	**100,336**	82,032
.2 Cash reserve deposit				
Balance at beginning of the year	**7,788**	10,729	**7,788**	10,729
Additions/(release) during the year	**1,592**	(2,941)	**1,592**	(2,941)
Balance as at 31 March	**9,380**	7,788	**9,380**	7,788
Total cash and short term funds	**110,517**	90,209	**109,716**	89,820

(Included in bank and cash balances outside Nigeria, is the Naira value of foreign currencies held on behalf of customers in various foreign accounts amounting to ₦3,994 million (2004: ₦15,471 million). The corresponding liability for this amount is included in Other Liabilities (see note 8).

	GROUP 2005 ₦million	GROUP 2004 ₦million	COMPANY 2005 ₦million	COMPANY 2004 ₦million
2. GOVERNMENT SECURITIES				
Nigerian government treasury bills	**53,444**	35,497	**53,444**	35,497
1st FGN Bond	**5,000**	5,000	**5,000**	5,000
	58,444	40,497	**58,444**	40,497

	Status	GROUP 2005 ₦million	GROUP 2004 ₦million	COMPANY 2005 ₦million	COMPANY 2004 ₦million
3. INVESTMENTS					
.1 Investment in wholly owned subsidiary					
UBA Capital & Trust Limited		-	-	**403**	3
.2 Quoted investments	**Status**				
P.Z Industries Plc (Market value - ₦2,812,500 (2004 : ₦6,563,000))	Floating Debenture	**3**	5	**3**	5
CFAO Nigeria Plc (Market Value 2004 ₦4,000,000)	Floating Debenture	-	4	-	4
Nigeria International Debt Fund (Market value-₦260,550,962 (2004: ₦285,007,756))	Govt. Debt Certificate	**309**	309	**309**	309
Total Quoted		**312**	318	**312**	318
Provisions for dimunition in value		**(26)**	(1)	**(26)**	(1)
		286	317	**286**	317

Notes to the Accounts

3. INVESTMENTS (Con'td)

	Status	GROUP 2005 ₦million	GROUP 2004 ₦million	COMPANY 2005 ₦million	COMPANY 2004 ₦million
.3 Other investments					
ATM Consortium		**74**	59	**74**	59
ValuCard Nigeria Plc	Equity	**170**	47	**170**	47
Nigeria Agric. Insurance Co. Ltd.	Equity	**-**	-	**-**	-
Africa Export - Import Bank	Equity	**11**	11	**11**	11
Central Securities Clearing System Ltd.	Equity	**-**	1	**-**	1
Nigeria Automated Clearing	Equity	**27**	27	**27**	27
SME Investments	Equity	**212**	93	**212**	93
Vehicle Insurance Sinking Fund	Sinking Fund	**258**	462	**258**	462
ValuCard Nigeria Plc	Floating Debenture	**7**	7	**7**	7
Edo State Govt. Rev. Bond	Floating Debenture	**67**	133	**67**	133
Cross River State Bond	Floating Debenture	**86**	-	**86**	-
Lagos State Investment Bond	Floating Debenture	**1,235**	1,234	**1,235**	1,234
		2,147	2,074	**2,147**	2,074
Provisions thereon		**(1)**	(7)	**(1)**	(7)
		2,146	2,067	**2,146**	2,067
.4 Investments of subsidiary company - UBA Capital & Trust Limited					
Other Investments of subsidiary company	Equity	**1,149**	1,076	**-**	-
		1,149	1,076	**-**	-
Total Net Investments		**3,581**	3,460	**2,835**	2,387

4. LOANS AND ADVANCES

	GROUP 2005 Nmillion	GROUP 2004 Nmillion	COMPANY 2005 Nmillion	COMPANY 2004 Nmillion
.1 Loans and advances comprise:				
Secured against real estate	**13,275**	7,564	**13,275**	7,564
Otherwise secured	**43,958**	34,158	**43,958**	34,158
Unsecured	**12,853**	17,133	**12,853**	17,133
	70,086	58,855	**70,086**	58,855
Less: Provision under prudential guidelines (note 4.5)	**(2,476)**	(2,719)	**(2,476)**	(2,719)
	67,610	56,136	**67,610**	56,136
.2 The maturity profile of loans and advances is as follows:				
Overdrafts	**16,468**	20,469	**16,468**	20,469
1 - 3 months	**34,877**	15,683	**34,877**	15,683
3 - 6 months	**8,969**	13,536	**8,969**	13,536
6 - 12 months	**578**	654	**578**	654
Over 12 months	**9,194**	8,513	**9,194**	8,513
	70,086	58,855	**70,086**	58,855

Notes to the Accounts

4. LOANS AND ADVANCES (Cont'd)

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
	₦million	**₦million**	**₦million**	**₦million**
.3 The loans and advances are classified as follows:				
Performing	**67,666**	56,569	**67,666**	56,569
Non-performing				
* Principal	**2,169**	1,926	**2,169**	1,926
* Unpaid Interest	**251**	360	**251**	360
	70,086	58,855	**70,086**	58,855

		Principal 2005 ₦million	Provision 2005 ₦million	Principal 2004 ₦million	Provision 2004 ₦million	Profit & Loss Account ₦million
.4 Movement on Prudential Provision Account:						
Performing	1%	**67,665**	**677**	56,569	566	**111**
Sub-standard	10%	**408**	**41**	64	6	**34**
Doubtful	50%	**506**	**253**	150	75	**178**
Lost	100%	**2,040**	**2,040**	1,712	1,712	**328**
Written-off		**(785)**	**(785)**	-	-	
		69,834	**2,225**	58,495	2,359	**651**
Other provisions						
S.M.E. loans			**5**		5	**-**
Investments			**27**		8	**19**
Bank balances			**51**		-	**51**
Other assets (note 5)			**475**		1,156	**(681)**
Contingencies			**600**		600	**-**
						40

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
	₦million	**₦million**	**₦million**	**₦million**
.5 Movement in Provision for doubtful debts (note 4.1)				
Principal:				
At 1 April 2004	**2,359**	3,254	**2,359**	3,254
Written-off in the year	**(785)**	(2,361)	**(785)**	(2,361)
	1,574	893	**1,574**	893
Provided during the year	**1,191**	1,873	**1,191**	1,873
Recovered during the year	**(540)**	(407)	**(540)**	(407)
Charge for the year (note 4.4)	**651**	1,466	**651**	1,466
At 31 March 2005	**2,225**	2,359	**2,225**	2,359
Interest:				
At 1 April 2004	**360**	251	**360**	848
Addition during the year	**279**	307	**279**	307
Written-off during the year	**(388)**	(795)	**(388)**	(795)
At 31 March 2005	**251**	360	**251**	360
Total at 31 March 2005	**2,476**	2,719	**2,476**	2,719

.6 The cumulative balance in the memorandum accounts in respect of loans and advances written off as at 31 March 2005 amounted to ₦20,819 million.

Notes to the Accounts

5. OTHER ASSETS

	GROUP 2005 ₦million	GROUP 2004 ₦million	COMPANY 2005 ₦million	COMPANY 2004 ₦million
Payment in advance and sundry accounts	3,441	7,641	3,155	5,901
Accounts receivable	367	1,817	367	1,817
Deferred merger costs (Note 5.1)	364	-	364	-
Items in transit between branches(net)	758	7,041	758	7,041
	4,930	16,499	4,644	14,759
Less: Provision under Prudential Guidelines (note 4.4.)	(475)	(1,156)	(475)	(1,156)
	4,455	15,343	4,169	13,603

.1 Amount represents restructuring costs arising from the ongoing merger with Standard Trust Bank PLC.

6. FIXED ASSETS

	Land and Buildings ₦million	Machinery, Furniture and Fittings ₦million	Motor Vehicle ₦million	Construction in Progress ₦million	Total ₦million
.1 GROUP					
Cost					
At 1 April 2004	2,965	8,680	935	216	12,796
Exchange Difference	-	(3)	-	-	(3)
Additions	310	654	185	166	1,315
Disposal	-	(841)	(106)	-	(947)
	3,275	8,490	1,014	382	13,161
Depreciation:					
At 1 April 2004	578	5,192	647	-	6,417
Charge for the year	82	1,190	140	-	1,412
Exchange Difference	-	(2)	-	-	(2)
On Disposals	-	(738)	(104)	-	(842)
	660	5,642	683	-	6,985
Net book value:					
At 31 March 2005	2,615	2,848	331	382	6,176
At 31 March 2004	2,387	3,488	288	216	6,379
.2 COMPANY					
Cost					
At 1 April 2004	2,965	8,634	906	216	12,721
Exchange Difference	-	(3)	-	-	(3)
Additions	310	646	177	166	1,299
Disposal	-	(840)	(100)	-	(940)
	3,275	8,437	983	382	13,077
Depreciation:					
At 1 April 2004	579	5,149	630	-	6,358
Charge for the year	82	1,186	134	-	1,402
Exchange Difference	-	(2)	-	-	(2)
On Disposals	-	(735)	(100)	-	(835)
	661	5,598	664	-	6,923
Net book value:					
At 31 March 2005	2,614	2,839	319	382	6,154
At 31 March 2004	2,386	3,485	276	216	6,363

Notes to the Accounts

6. FIXED ASSETS (Cont'd)

	2005 ₦million	2004 ₦million
.3 Land and building comprise:		
Long-term leasehold land and buildings	**2,921**	2,611
Short-term leasehold land and buildings	**354**	354
	3,275	2,965

.4 Exchange difference arose from the conversion of fixed assets in overseas branches at the rate of exchange ruling at 31 March 2005.

.5 Capital commitments
Capital expenditure authorised by the Directors and not provided for in the financial statements amounted to Nil (2004: Nil).

	GROUP		COMPANY	
	2005 ₦million	2004 ₦million	2005 ₦million	2004 ₦million
7. DEPOSIT AND CURRENT ACCOUNTS				
.1 Deposit				
i Demand				
- In Nigeria	**60,536**	51,609	**60,536**	51,609
- In Abroad	**27,039**	15,663	**27,039**	15,663
	87,575	67,272	**87,575**	67,272
ii Savings	**41,365**	35,215	**41,365**	35,215
iii Time deposits				
- In Nigeria	**18,592**	12,497	**18,592**	12,497
- In Abroad	**57,578**	36,945	**57,578**	36,945
	117,535	84,657	**117,535**	84,657
	205,110	151,929	**205,110**	151,929
.2 The maturity profile of Deposit liabilities is as follows:				
Under 1 month	**138,117**	84,936	**138,117**	84,936
1 - 3 months	**65,699**	65,699	**65,699**	65,699
3 - 6 months	**877**	877	**877**	877
6 - 12 months	**396**	396	**396**	396
Over 12 months	**21**	21	**21**	21
	205,110	151,929	**205,110**	151,929

.3 Due to other Banks in Nigeria includes uncleared effects and cheques for collection in favour of other banks in Nigeria.

Notes to the Accounts

	GROUP		COMPANY	
	2005	2004	2005	2004
	₦million	₦million	₦million	₦million
8. OTHER LIABILITIES				
Creditors, accrued charges and provisions (including accounts payable)	**15,074**	16,657	**15,004**	15,008
Customers deposits for foreign exchange	**3,994**	15,471	**3,994**	15,471
Unclaimed dividends due to Nigerian shareholers				
Dividend:				
* Unremitted	**42**	42	**42**	42
* Proposed	**1,836**	1,530	**1,836**	1,530
	20,946	33,700	**20,876**	32,051

9. TAXATION PAYABLE

	GROUP 2005 ₦million	GROUP 2004 ₦million	COMPANY 2005 ₦million	COMPANY 2004 ₦million
.1 Per profit and loss account				
- Income tax charge	**1,286**	1,096	**1,273**	1,035
- Education tax	**113**	108	**113**	108
Under provision in previous year	**233**	61	**233**	61
	1,632	1,265	**1,619**	1,204
Deferred (note 10.1)	**(33)**	220	**(33)**	219
Charge for the year	**1,599**	1,485	**1,586**	1,423

The current tax charge has been computed at the current company income tax rate of 30% (2004: 30%) and education levy of 2% (2004: 2%) on profit for the year after adjusting for certain items of income and expenditure which are not deductible or chargeable for tax purposes.

	GROUP 2005 ₦million	GROUP 2004 ₦million	COMPANY 2005 ₦million	COMPANY 2004 ₦million
.2 At 1 April	**2,373**	1,990	**2,279**	1,923
Payments during the year	**(1,470)**	(883)	**(1,404)**	(848)
Current year charges (note 9.1)	**1,632**	1,266	**1,619**	1,204
At 31 March	**2,535**	2,373	**2,494**	2,279

10. DEFERRED TAXATION

	GROUP 2005 ₦million	GROUP 2004 ₦million	COMPANY 2005 ₦million	COMPANY 2004 ₦million
.1 At 1 April	**1,106**	884	**1,103**	884
Current year charges (note 9)	**(33)**	220	**(33)**	219
	1,073	1,104	**1,070**	1,103

.2 The Bank's exposure to deferred tax [which relates to timing differences in recognition of depreciation and capital allowances on fixed assets] has been provided for in the financial statements.

11. BORROWINGS

This represents the Naira value of a line of credit provided by African Development Bank (ADB). The Bank utilised the proceeds of the credit for project finance and medium term funding to its corporate clients. The final repayment is expected to be made on 1 February 2006 and the two remaining repayments due are as follows:

	₦ million
1-Aug-05	838
1-Feb-06	838
	1,676

Notes to the Accounts

	GROUP 2005 ₦million	GROUP 2004 ₦million	COMPANY 2005 ₦million	COMPANY 2004 ₦million
12. SHARE CAPITAL				
.1 Authorised				
12 billion (2004: 4 billion) ordinary shares of 50k each	**6,000**	2,000	**6,000**	2,000
.2 Issued and fully paid				
At 1 April	**1,275**	1,275	**1,275**	1,275
Bonus issue reserve	**255**	-	**255**	-
3.06 billion (2004: 2.55 billion) ordinary shares of 50k each	**1,530**	1,275	**1,530**	1,275

.3 At the Annual General Meeting of the Bank held on 30 September 2004, it was resolved that the authorised share capital of the Bank be increased from ₦2 billion to ₦6 billion by the creation of 8 billion ordinary shares of 50 kobo each.

13. OTHER RESERVES

	Capital ₦million	Statutory ₦million	Exchange Difference ₦million	General ₦million	Bonus Issue ₦million	Small Scale Industries ₦million	Total ₦million
.1 Group							
At 1 April 2004	22	3,013	7,055	6,487	255	1,426	**18,258**
Exchange difference in the year (note 13.3)			(3,175)	-	-		**(3,175)**
Appropriation from profit and loss account	-	697	-	1,764	-	624	**3,085**
Share Capital	-	-	-	-	(255)	-	**(255)**
At 31 March 2005	**22**	**3,710**	**3,880**	**8,251**	**-**	**2,050**	**17,913**
.2 Company							
At 1 April 2004	-	2,783	7,055	5,266	255	1,426	**16,785**
Exchange difference in the year (note 13.3)		-	(3,175)	-	-	-	**(3,175)**
Appropriation from profit and loss account	-	697	-	1,496	-	624	**2,817**
Share capital	-	-	-	-	(255)	-	**(255)**
At 31 March 2005	**-**	**3,480**	**3,880**	**6,762**	**-**	**2,050**	**16,172**

.3 Movement in the exchange difference reserve represents exchange loss on conversion of head office net investments in foreign branches.

.4 Reserve for Small Scale Industries
In accordance with the provision of the Monetary, Credit, Foreign Trade and Exchange Policy Guidelines of year 2001, 10% of Profit Before Tax has been set aside for the finance and promotion of Small Scale Industries.

Notes to the Accounts

	GROUP		COMPANY	
	2005	2004	2005	2004
	₦million	₦million	₦million	₦million
14. CONTRA ITEMS				
Contra items are made up of:				
Bonds and guarantees issued to third parties	38,292	28,371	38,292	28,371
Acceptances	18,847	16,327	18,847	16,327
Confirmed letters of credit and liability to customers thereon	24,682	37,021	24,682	37,021
	81,821	81,719	81,821	81,719
15. INTEREST AND DISCOUNT INCOME				
Non-bank sources:				
Loans and advances	7,676	8,313	7,676	8,313
Treasury income	5,617	4,911	5,617	4,911
Bank sources:				
Placement with local banks	291	1,056	291	1,056
Placement with foreign banks	872	875	872	875
	14,456	15,155	14,456	15,155
16. INTEREST EXPENSE				
Non-bank sources:				
Savings	987	819	987	819
Current accounts	633	833	633	833
Time deposits	1,787	1,247	1,787	1,247
Bank sources:				
Deposit from banks in Nigeria	83	208	83	208
	3,490	3,107	3,490	3,107
17. OTHER INCOME				
Income from foreign exchange transactions	445	649	445	649
Commission on letters of credit and bills collected	1,545	2,291	1,545	2,291
Commission on turnover	2,551	2,326	2,551	2,326
Commission on transfers and guarantees	395	154	395	154
Financial services commissions	3,922	2,123	3,922	2,123
Others	2,775	1,812	2,192	1,230
	11,633	9,355	11,050	8,773

Notes to the Accounts

18. SEGMENTAL INFORMATION BY GEOGRAPHIC SEGMENT:

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the year ended:

.1 Profit and Loss Account

	NIGERIA		UNITED STATES		TOTAL	
	2005	2004	2005	2004	2005	2004
	₦million	₦million	₦million	₦million	₦million	₦million
Interest receivable	**12,254**	13,098	**2,202**	2,057	**14,456**	15,155
Interest payable	**(2,735)**	(2,684)	**(755)**	(423)	**(3,490)**	(3,107)
Net interest income	**9,519**	10,414	**1,447**	1,634	**10,966**	12,048
Fees and commissions received net	**7,012**	5,835	**1,401**	1,059	**8,413**	6,894
Income from foreign exchange transactions	**427**	569	**18**	80	**445**	649
Other operating income	**1,769**	1,609	**1,006**	203	**2,775**	1,812
Non-interest income	**9,208**	8,013	**2,425**	1,342	**11,633**	9,355
Net revenue	**18,727**	18,427	**3,872**	2,976	**22,599**	21,403
Operating expenses	**(13,929)**	(12,254)	**(698)**	(1,018)	**(14,627)**	(13,272)
Depreciation	**(1,404)**	(1,315)	**(8)**	(45)	**(1,412)**	(1,360)
Total costs	**(15,333)**	(13,569)	**(706)**	(1,063)	**(16,039)**	(14,632)
Operating profit before provision for loan losses	**3,394**	4,858	**3,166**	1,913	**6,560**	6,771
Loan loss and other provision	**(40)**	(691)	**-**	(70)	**(40)**	(761)
Profit before taxation	**3,354**	4,167	**3,166**	1,843	**6,520**	6,010
Total assets employed	**168,056**	126,820	**82,727**	85,204	**250,783**	212,024
Total risk weighted assets and contingents	**93,000**	87,018	**56,431**	50,837	**149,431**	137,855
Net interest margin (%)	**78**	80	**66**	79	**72**	79

.2 Balance Sheet

	NIGERIA 2005 ₦million	NIGERIA 2004 ₦million	UNITED STATES 2005 ₦million	UNITED STATES 2004 ₦million	TOTAL 2005 ₦million	TOTAL 2004 ₦million
ASSETS:						
Cash and short term funds	**57,836**	27,586	**52,681**	62,623	**110,517**	90,209
Government securities	**58,444**	40,497	-	-	**58,444**	40,497
Investments	**3,581**	3,460	-	-	**3,581**	3,460
Loans and advances	**38,029**	33,951	**29,581**	22,185	**67,610**	56,136
Other assets	**4,075**	15,069	**380**	274	**4,455**	15,343
Fixed assets	**6,091**	6,257	**85**	122	**6,176**	6,379
	168,056	126,820	**82,727**	85,204	**250,783**	212,024
LIABILITIES						
Deposit and current accounts	**148,095**	113,025	**57,015**	38,904	**205,110**	151,929
Other liabilities	**15,538**	24,138	**5,408**	9,562	**20,946**	33,700
Taxation	**1,890**	1,882	**645**	491	**2,535**	2,373
Deferred taxation	**1,073**	1,104	-	-	**1,073**	1,104
	166,596	140,149	**63,068**	48,957	**299,664**	189,106
BORROWINGS	-		**1,676**	3,385	**1,676**	3,385
CAPITAL AND RESERVES						
Share capital	**1,530**	1,275	-	-	**1,530**	1,275
Other reserves	**17,913**	18,258	-	-	**17,913**	18,258
Shareholders' fund	**19,443**	19,533	-	-	**19,443**	19,533

19. MATURITIES OF ASSETS AND LIABILITIES

	0-30 days ₦million	1-3 months ₦million	3-6 months ₦million	6-12 months ₦million	Over 1 yr ₦million	Total ₦million
Assets						
Cash and other short term funds	100,387	9,380	-	-	-	109,767
Government securities	53,444	-	-	-	5,000	58,444
Investment	-	-	-	-	2,862	2,862
Loans and advances	16,467	34,878	8,969	578	9,194	70,086
Other assets	4,644	-	-	-	-	4,644
Fixed assets	-	-	-	-	13,077	13,077
Total assets	**174,942**	**44,258**	**8,969**	**578**	**30,133**	**258,880**
Liabilities						
Deposits	138,117	65,699	877	396	21	205,110
Other liabilities	20,876	-	-	-	-	20,876
Taxation	-	-	-	2,494	1,070	3,564
Borrowings	-	-	-	-	1,676	1,676
Total liabilities	**158,993**	**65,699**	**877**	**2,890**	**2,767**	**231,226**
Net liquidity gap as at 31 Mar. 2005	**15,949**	**(21,441)**	**8,092**	**(2,312)**	**27,366**	**27,654**
Assets as at 31 March 2004	152,757	23,471	13,536	9,167	20,108	219,039
Liabilities as at 31 March 2004	(115,415)	(67,271)	(877)	(2,675)	(4,509)	(190,747)
Net liquidity gap as at 31 Mar. 2004	37,342	(43,800)	12,659	6,492	15,599	28,292

Notes to the Accounts

	GROUP		COMPANY	
	2005	2004	2005	2004
	₦million	₦million	₦million	₦million
20. PROFIT BEFORE TAXATION				
This is stated after charging the following:				
Auditors' remuneration:				
- Nigeria operations	**20**	20	**20**	20
- Overseas operations	**11**	16	**11**	16
Directors' remuneration	**46**	46	**46**	46
Fraud and other losses	**85**	35	**85**	35
NDIC premium	**1,324**	1,249	**1,324**	1,249
21. DIVIDEND				
Proposed final dividend	**1,836**	1,530	**1,836**	1,530

The proposed dividend of 60 kobo per share is based on the share capital of 3.06 billion(2004: 2.55 billion) ordinary shares of 50 kobo each, and is subject to deduction of withholding tax at the appropriate rate.

22. CONTINGENT LIABILITY

At 31 March 2005, contingent liabilities are in respect of:

.1 Litigation against the bank amounting to ₦26,627 million . The actions are being contested and the directors are of the opinion that no significant liability will arise therefrom.

.2 Judgement in the sum of ₦6,238 million was awarded against the Bank in the case of BTL Industries Ltd v UBA PLC. The Bank is currently on appeal to the supreme court. The Supreme Court granted a stay of the judgment of the Court of Appeal on the condition that UBA produces acceptable Bank guarantees to cover the entire judgment sum.The Directors are of the opinion that it is unlikely to have a material adverse effect on the Bank. However a provision of N500 million has been made in these financial statements.

In the course of the year, United Bank for Africa PLC (UBA) and Standard Trust Bank PLC (STB) entered into a Merger Agreement. The Merger Agreement specifies that in order to protect the shareholders of STB from suffering a reduction in the value of their investment in the post-merger should the Supreme Court uphold the decision of the Court of Appeal, UBA and STB have agreed as part of the Scheme of Merger that additional shares shall be issued to the shareholders (i.e. shareholders of STB prior to the merger) whose names appear in STB's register of shareholders as at the close of business on the Terminal Date. The additional shares in the capital of the enlarged (post-merger) UBA would be issued pro-rata to compensate the pre-merger shareholders of STB for any disadvantage that they may have suffered in the valuation process by virtue of the contingent liability arising from the judgment in the BTL suit not being taken into account in determining the value of UBA. Such shares will be issued by the post-merger UBA within six months after the date of the Supreme Court's judgment in the suit instituted against UBA by BTL Industries Limited.

23. CONTRAVENTION OF BANKS AND OTHER FINANCIAL INSTITUTIONS ACT, 1991 (BOFIA), AS AMENDED:

The Bank did not contravene any provisions of BOFIA during the year ended 31 March 2005.

Notes to the Accounts

	2005 ₦million	2004 ₦million
24. INFORMATION REGARDING DIRECTORS AND EMPLOYEES		
.1 Directors emoluments:		
I. Chairman	**1.8**	1.1
ii. Other directors		
Fees	**5.4**	6.2
Other emoluments	**9.0**	5.9
	14.4	12.1
Emoluments as executive	**29.6**	32.7
	44.0	44.8
Total	**45.8**	45.9
iii. Highest paid directors	**5**	5

iv. The number of directors excluding the chairman whose emoluments were within the following ranges are:			Number	Number
Up to	-	₦10,000	-	-
₦10,001	-	₦100,000	-	-
₦100,001	-	₦200,000	-	-
₦200,001	-	₦300,000	-	-
₦300,001	-	₦400,000	-	2
₦400,001	-	₦500,000	-	-
Over	-	₦500,000	**15**	17

.2 i The number of persons employed by the Bank during the year was as follows:		
General Management	**203**	191
Senior staff	**2,698**	2,764
Junior staff	**886**	635
	3,787	3,590
	₦million	**₦million**
ii Staff costs are as follows:		
Wages and salaries	**4,597**	3,554
Staff welfare	**1,520**	1,683
Pension costs	**550**	627
	6,667	5864

Notes to the Accounts

.3 Higher paid employees

Employees of the bank other than directors, whose duties were wholly discharged in Nigeria, received emoluments *(excluding pension contributions) in the following ranges:*

₦		₦	2005 Number	2004 Number
60,000	-	70,000	-	10
70,001	-	90,000	-	194
90,001	-	100,000	-	25
100,001	-	110,000	-	-
110,001		120,000	-	8
120,001		140,000	-	824
140,001	-	150,000	-	521
Over	-	150,000	3,787	1,696

25. STAFF PENSION FUND SCHEME CONTRIBUTION

The bank operated a defined contribution scheme for its employees which is managed by UBA Capital and Trust Limited. The scheme is funded by contributions from employees and the bank at 7.5% and 25% respectively and employees have the option of making additional contributions to the scheme. The movement in staff pension fund scheme contribution During the year was as follows:

	2005 ₦million	2004 ₦million
At 1 April	1,333	1,058
Contribution during the year	550	627
Payments during the year	(310)	(352)
At 31 March	1,573	1,333

26. COMPARATIVE FIGURES

Comparative figures have been reclassified in line with the current year's position.

27. RELATED PARTY TRANSACTIONS

- Certain of the Bank's directors are also directors of other companies with whom the Bank does business. .All such transactions are conducted at arm's length.

- All loans to directors and companies in which they are also directors are listed on Note 30.

28. PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC AND STANDARD TRUST BANK PLC

During the year, the Board of UBA PLC and that of STB PLC engaged in discussions on a proposal to merge the two banks.The merger will be effected through a Scheme of Merger under Section 100 of the Investments and Securities Act Cap. 124, LFN 2004. Preliminary approvals of the Scheme have been received from relevant regulatory authorities. Separate meetings of the shareholders of the two Banks will be convened by Order of the Court for the purpose of considering and approving the Scheme. Upon approval of the Scheme:

i. All assets, liabilities and undertakings, including real property and intellectual property rights of STB wil be transferred to UBA
ii. The entire share capital of STB will be cancelled and STB will be dissolved without being wound up.
iii. Holders of the Scheme Shares will be alloted UBA Shares as provided in the Scheme.

29. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved by the Directors of the Bank on 10 May 2005.

30. DETAILS OF INSIDER-RELATED CREDITS:

S/No	Name of Borrower	Acct No.	Relationship to To Reporting institution	Date granted	Expiry Date	Rate of Interest	Principal	Cumulative Interest	Total Provision	Payments made	Outstanding Credit Performing	Outstanding Credit Non performing	Pefected Security Nature	Pefected Security value	Date of valuation	Remarks
1.	IMC Ltd	22010004448	Director (Dr. T. Asuquo John)	1/9/2001	'31/3/06	7.10%	₦450.87m					₦411.41m	Mortgage Debenture	Vessels ₦868.4m		US Dollar
2.	Teredoz Ent.	1932010005167	Director's wife (Victor Odozi)	24/2/2005	30/5/2005	19.00%	₦4m				₦0.685m		Hypothocc-ation of Stocks MOU with Guinness	₦4m		
3.	Triple Edge	1932010005176	Director's Brother (Junaid Dikko)	4/2/2004	31/01/05	19.00%	₦50m				₦38.1m		Debenture Personal Guarantee	184.5m 340m		
4.	Resourcery	1932010005848	Director's Brother (Junaid Dikko)	31/12/2004	31/03/05	19.00%	₦195.9m				₦151.2m		Personal Guarantee	260m		
5.	Resourcery	1932010005804	Director's Brother (Junaid Dikko)	31/03/2004	29/04/05	19.00%	₦420m				₦346.5m		Charge over Assets -	420m -		
6.	E M West Africa	1932010005994	Director (Junaid Dikko)	07/03/2005	06/04/05	19.00%	₦165.57m				₦150.37m		Debenture	201m		
7.	UBA Staff totalling 1146	Various	Staff	Various	Various	19.00%	₦662.6m				₦396.7m		Employer's awareness			
	TOTALS						**N1,948.94m**				**₦1,083.55m**	**₦411.11m**				

Group statement of value added

for the year ended 31 March

	2005 ₦'million	2005 %	2004 ₦'million	2004 %
Gross earnings	**26,089**		24,510	
Interest paid	**(3,490)**		(3,107)	
	22,599		21,403	
Bought in materials and services	**(7,753)**		(7,516)	
Provision under prudential guidelines	**(40)**		(761)	
Valued added	**14,806**	100	13,127	100
Applied in the following ways:				
To pay employees				
Salaries, wages and fringe benefits	**6,841**	46	5,977	45
To pay providers of capital				
Dividend to shareholders	**1,836**	12	1,530	12
To pay government				
Direct Taxation	**1,632**	11	1,265	10
To provide for maintenance of assets and expansion of business :				
Depreciation	**1,412**	10	1,360	10
Profit retained in the business	**3,085**	21	2,995	23
	14,806	100	13,127	100

(Value added represents the additional wealth the group has been able to create by its own efforts. This statement shows the allocation of that wealth among the employees, shareholders, government and that re-invested for creation of more Wealth).

Company statement of value added

for the year ended 31 March

	2005 ₦'million	%	2004 ₦'million	%
Gross earnings	**25,506**		23,928	
Interest paid	**(3,490)**		(3,107)	
	22,016		20,821	
Bought in materials and services	**(7,618)**		(7,454)	
Provision under prudential guidelines	**(40)**		(761)	
Valued added	**14,358**	100	12,606	100
Applied in the following ways:				
To pay employees				
Salaries, wages and fringe benefits	**6,684**	46	5,864	46
To pay providers of capital				
Dividend to shareholders	**1,836**	13	1,530	12
To pay government				
Direct Taxation	**1,619**	11	1,204	10
To provide for maintenance of assets and expansion of business :				
Depreciation	**1,402**	10	1,353	11
Profit retained in the business	**2,817**	20	2,655	21
	14,358	100	12,606	100

(Value added represents the additional wealth the bank has been able to create by its own efforts.
This statement shows the allocation of that wealth among the employees, shareholders, government and that re-invested for creation of more wealth).

UBA

Group Five-Year Financial Summary

for the year ended 31 March

	2005 ₦'million	2004 ₦'million	2003 ₦'million	2002 ₦'million	2001 ₦'million
ASSETS					
Cash and short term funds	110,517	90,209	92,999	103,870	87,721
Bills discounted	58,444	40,497	31,448	30,268	47,823
Investments	3,581	3,460	2,173	1,017	1,019
Loans and advances	67,610	56,136	46,076	40,135	23,106
Other assets	4,455	15,343	25,579	19,998	23,487
Fixed assets	6,176	6,379	5,596	4,908	4,876
	250,783	212,024	203,871	200,196	188,032
LIABILITIES					
Deposits and current account	205,110	151,929	142,427	131,866	133,135
Other liabilities	20,946	33,700	43,669	55,996	44,564
Deferred taxation	1,073	1,104	1,990	1,343	976
Taxation	2,535	2,373	884	364	290
	229,664	189,106	188,970	189,569	178,965
BORROWINGS	1,676	3,385	-	-	-
CAPITAL AND RESERVES					
Share capital	1,530	1,275	1,275	850	850
Reserve for bonus issue	-	255	-	425	-
Other reserves	17,913	18,003	13,626	9,352	8,217
Shareholders' funds	19,443	19,533	14,901	10,627	9,067
	250,783	212,024	203,871	200,196	188,032
PROFIT AND LOSS ACCOUNT					
Gross earnings	26,089	24,510	24,194	22,521	19,387
Profit before taxation	6,520	6,010	5,128	2,472	1,682
Taxation	(1,599)	(1,485)	(1,848)	(906)	(413)
Profit after taxation	4,921	4,525	3,280	1,566	1,269
Transfer to reserves	(3,085)	(2,995)	(2,132)	(1,056)	(844)
Ordinary dividends	(1,836)	(1,530)	(1,148)	(510)	(425)
Retained profit for the year	-	-	-	-	-
Profit brought forward	-	-	-	-	-
Transfer to reserves	-	-	-	-	-
Retained profit carried forward	-	-	-	-	-
MEMORANDA:					
PER 50K SHARE DATA					
Earnings per share - actual	₦1.61	₦1.77	₦1.29	₦0.92	₦0.70
- adjusted	₦1.61	₦1.48	₦1.29	₦0.61	₦0.50
Dividend per share - actual	₦0.60	₦0.60	₦0.45	₦0.30	₦0.25
- adjusted	₦0.60	₦0.50	₦0.45	₦0.20	₦0.17
Equity interest per share - actual	₦6.35	₦7.66	₦5.84	₦6.25	₦5.33
- adjusted	₦6.35	₦6.38	₦5.84	₦4.17	₦3.56
Share price at year-end	₦10.00	₦13.00	₦7.81	₦10.10	₦12.90

NOTE: Earnings and dividend per share are based on the issued ordinary shares at 31 March, 2005.
Earnings are the after tax profit of each year.

UBA

Company Five-Year Financial Summary

for the year ended 31 March

	2005 ₦'million	2004 ₦'million	2003 ₦'million	2002 ₦'million	2001 ₦'million
ASSETS					
Cash and short term funds	109,716	89,820	92,615	103,314	87,712
Bills discounted	58,444	40,497	30,490	30,268	47,823
Investments	2,835	2,387	2,049	944	757
Loans and advances	67,610	56,136	46,076	40,135	23,106
Other assets	4,169	13,603	24,176	19,125	22,990
Fixed assets	6,154	6,363	5,589	4,894	4,860
	248,928	208,806	200,995	198,680	187,248
LIABILITIES					
Deposits and current account	205,110	151,929	142,427	131,866	133,135
Other liabilities	20,876	32,051	41,994	55,403	44,478
Deferred taxation	1,070	1,103	1,923	1,265	918
Taxation	2,494	2,279	884	364	290
	229,550	187,362	187,228	88,898	178,821
BORROWINGS	1,676	3,385	-	-	-
CAPITAL AND RESERVES					
Share capital	1,530	1,275	1,275	850	850
Reserve for bonus issue	-	255	-	425	-
Other reserves	16,172	16,529	12,492	8,507	7,577
Shareholders' funds	17,702	18,059	13,767	9,782	8,427
	248,928	208,806	200,995	198,680	187,248
PROFIT AND LOSS ACCOUNT					
Gross earnings	25,506	23,928	23,720	22,112	19,148
Profit before taxation	6,239	5,608	4,816	2,238	1,585
Taxation	(1,586)	(1,423)	(1,827)	(877)	(402)
Profit after taxation	4,653	4,185	2,989	1,361	1,183
Transfer to reserves	(2,817)	(2,655)	(1,841)	(851)	(758)
Ordinary dividends	(1,836)	(1,530)	(1,148)	(510)	(425)
Retained profit for the year	-	-	-	-	-
Profit brought forward	-	-	-	-	-
Transfer to reserves	-	-	-	-	-
Retained profit carried forward	-	-	-	-	-
MEMORANDA:					
Share issued (million)	3,060	2,550	2,550	1,700	1,700
Employees (average numbers)	3,787	3,590	3,886	3,924	4,678
Branches in Nigeria (numbers)	259	238	234	235	221
Branches in abroad (numbers)	2	2	2	2	2
Total outlets (numbers)	261	240	236	237	223
PER 50K SHARE DATA (ADJUSTED)					
Earnings per share	N1.52	N1.64	N1.17	N0.80	N0.70
Earnings per share -adjusted	N1.52	N1.37	N1.17	N0.53	N0.46
Dividend per share	N0.60	N0.60	N0.45	N0.30	N0.25
Dividend per share - adjusted	N0.60	N0.50	N0.45	N0.20	N0.17
Equity interest per share	N5.78	N7.08	N5.40	N5.75	N4.96
Equity interest per share adjusted	N5.78	N7.08	N5.40	N3.84	N3.30

NOTE: Earnings and dividend per share are based on the issued ordinary shares at 31 March, 2005.
Earnings are the after-tax profit of each year.

Shareholders' Information

A. SHAREHOLDING STRUCTURES

The authorised share capital of the Bank is N6,000,000,000 made up of 12,000,000,000 ordinary shares of 50k each.

The issued and paid up share capital of the Bank as at March 31, 2005 was N1,530,000,000 made up of 3,060,000,000 ordinary shares of 50k each. The breakdown of shareholders was as follows:-

	Ordinary Shares of 50k each Number of shares held	%
Nigerian Citizens and Associations	1,665,213, 506	54.42
*Stanbic Nominees Nigeria Limited	1,110, 206,494	36.28
+Bankers International Corp, USA.	137,700,000	4.50
Banca Nazionale del Lavoro, Italy	73,440,000	2.40
Monte dei Paschi di Siena, Italy	73,400,000	2.40
	3,060,009,000	100.00

* Of this number, Stanbic Nominees Nigeria Limited held 63,970,080 units (2.09%) as Custodian under the Bank's GDR Programme.

\+ Bankers International Corporation is a member of the Deutsche Bank Group.

As at March 31, 2004 no shareholder other than Stanbic Nominees Nigeria Limited held more than 5% of the issued and paid up share capital of the Bank.

B. History Of Capitalisation

DATE	AUTHORISED	ISSUED & FULLY PAID CAPITAL	CONSIDERATION
	₦	₦	
Feb 23,1961	4,000,000	4,000,000	Cash
Jan 3, 1970	6,000,000	4,000,000	-
Nov 24, 1970	6,000,000	4,500,000	Cash [1]
July 24, 1973	10,000,000	6,000,000	Bonus (1 :3)
July 2,1974	10,000,000	8,000,000	Bonus (1:3)
July 9,1975	20,000,000	10,000,000	Bonus (1:4)
Mar 9, 1977	20,000,000	15,000,000	Bonus (1 :2)
July 27, 1977	30,000,000	20,000,000	Bonus (1 :3)
Aug 2, 1978	50,000,000	30,000,000	Bonus (1 :2)
July 28,1981	100,000,000	65,000,000	Bonus (1:6) [2]
July 28, 1982	100,000,000	70,000,000	Bonus (1 :7)
July 27, 1983	100,000,000	75,000,000	Bonus (1 :8)
July 30, 1986	100,000,000	75,000,000	Bonus (2:3) [3]
July 25, 1990	200,000,000	100,000,000	Bonus (1 :3)
July 24, 1991	200,000,000	100,000,000	-[4]
Sept 8,1994	300,000,000	300,000,000	Bonus (2:1)
Oct 16, 1997	1,000,000,000	500,000,000	Bonus (2:3)
Aug 3, 2000	1,000,000,000	850,000,000	Bonus (7:1 0)
Aug 2, 2002	2,000,000,000	1,275,000,000	Bonus (1:2)
Sept. 30, 2004	6,000,000,000	1,530,000,000	Bonus (1:5)

Shareholders' Information (Cont'd)

[1] Public issue.
[2] 30 million non-voting cumulative redeemable preference shares of ₦1 each created and subsequently issued in addition to the bonus issue.
[3] Re-denomination of 30 million Preference Shares of ₦1 each as 30 million Ordinary Shares of ₦1 each.
[4] Stock split from ₦1 to 50k shares.

C. SUMMARY OF DEALINGS IN UBA SHARES

Dealings in UBA Shares for the period 1st April 2004 to 31st March 2005

PERIOD	TOTAL PER QUARTER	QUARTERLY AVERAGE
APRIL 2004 - JUNE 2004	148,184,220	49,394,740
JULY 2004 - SEPTEMBER 2004	132,896,672	44,298,891
OCTOBER 2004 - DECEMBER 2004	131,768,960	43,922,987
JANUARY 2005 - MARCH 2005	253,666,852	84,555,617

D. TEN YEAR DIVIDEND HISTORY

DIV NO.	YEAR ENDED	DATE DECLARED	TOTAL AMOUNT [₦,000]	DIV. PER SHARE	PERCENTAGE OF ISSUED CAPITAL
42	MARCH 31,1995	NOV.29,1995	100,000	17K	33%
43	MARCH 31,1996	OCT.17,1996	200,000	33K	67%
44	MARCH 31,1997	OCT.16,1997	60,000	10K	20%
45	MARCH 31,1998	DEC.3,1998	300,000	30K	60%
46	MARCH 31,1999	OCT 12,1999	580,000	58K	116%
47	MARCH 31,2000	AUG.3,2000	850,000	85K	170%
48	MARCH 31,2001	AUG.2,2001	425,000	25K	50%
49	MARCH 31,2002	AUG.1,2002	510,000	30K	60%
50	MARCH 31,2003	AUG 8,2003	1,148,000	45K	90%
51	MARCH 31,2004	SEPT30,2004	1,530,000	60K	120%

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 44th Annual General Meeting of the Bank will be held at the Mary Ekpiken Conference Centre, Channel View Hotels, 14, MCC Road, Calabar, Cross River State on Thursday 8th December, 2005 at 11.00 a.m. to transact the following business:

ORDINARY BUSINESS:

1. To receive the Audited Accounts for the year ended 31st March, 2005 together with the reports of the Directors, Auditors and the Audit Committee thereon.

2a. To elect / re-elect Directors.

2b. Chief Israel C. Ogbue is more than 70 years of age and was appointed a Director after the last Annual General Meeting. He will retire at this Annual General Meeting and being eligible, offers himself for election. A resolution to this effect will be proposed at this Annual General Meeting.

3. To authorise the Directors to fix the remuneration of the Auditors.

4. To elect members of the Audit Committee.

NOTES

1. **PROXY**
A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the Company. A proxy form is attached to the proxy statement. To be valid, the proxy form must be duly stamped at the Stamp Duties office and returned to the Registrar, United Bank for Africa Plc, Raymond House, 97/105 Broad Street, P. O. Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

2. **AUDIT COMMITTEE**
The Audit Committee consists of 3 shareholders and 3 Directors. Any member may nominate a shareholder as a member of the Audit Committee by giving notice in writing of such nomination to the Secretary of the Company at least twenty one (21) days before the Annual General Meeting.

By Order of the Board

Aidevo Odu-Thomas
Company Secretary
57 Marina, Lagos

Dated this 28th day of October, 2005

Notes

UBA

United Bank for Africa Plc
Rc 2457

PROXY FORM

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND IS TO BE USED AT THE ANNUAL GENERAL MEETING TO BE HELD ON THURSDAY 8TH DECEMBER, 2005.

I/We ______________________________
Being a member/members of UNITED BANK FOR AFRICA PLC, hereby appoint ** ______________________________

____

____
(block capitals please)

or failing him, the Chairman of the meeting as my/our* proxy to act and vote for me/us* on my/our* behalf at the Annual General Meeting of the Company to be held on 8th December, 2005 at the Mary Ekpiken Conference Centre, Channel View Hotels, 14, MCC Road, Calabar, Cross River State and at any adjournment hereof.

Dated this ____________ day of ____________ 2005.

Shareholder's signature: ______________________________

NOTE
Please sign this form and deliver or post it to reach the Registrar, United Bank for Africa Plc, Raymond House, 97/105, Broad Street, P. O. Box 6492, Lagos, not later than 48 hours before the meeting and ensure that the proxy form is dated, signed and stamped by the Commissioner for Stamp Duties.

Provision has been made on this form for the Chairman of the meeting to act as your proxy, but if you wish you may insert in the blank space on the form (marked)** the name of any person whether a member of the Company or not, who will attend the meeting and vote on your behalf instead of the Chairman of the meeting.

If the shareholder is a Corporation, this form must be under its common seal or under the hand of a duly authorised officer of attorney.

RESOLUTION	FOR	AGAINST	ABSTAIN
1. To adopt the Directors' Report and Accounts.			
2. To elect/re-elect Directors:			
i) Kayode Sofola, SAN			
ii) Tony O. Elumelu, MFR			
iii) Junaid Dikko			
iv) Alhaji Bello Garba			
v) Godwin Ize-Iyamu			
vi) Prof. Jean Herskovits			
vii) Phillips Oduoza			
viii) Dr. Khalid Al-Mansour			
ix) Suzanne Soboyejo-Iroche			
x) Victor Osadolor			
xi) Chika Mordi			
xii) Faith Tuedor-Matthews			
xiii) I. C. Ogbue			
xiv) Ada R. Okwechime			
xv) Chief Ferdinand N. Alabraba			
xvi) Other validly nominated persons not named in the proxy form			
3. To authorise the Directors to fix the remuneration of the Auditors.			
4. To elect members of the Audit Committee			

Please indicate, by marking 'X' in the appropriate space, how you wish your votes to be cast on the resolutions set out above, unless otherwise instructed, the proxy will vote or abstain from voting at his/her discretion

Before posting the above form, please tear off this part and retain it for admission to the meeting.

United Bank for Africa Plc
Rc 2457

ANNUAL GENERAL MEETING ADMISSION CARD

UBA

PLEASE ADMIT THE SHAREHOLDER NAMED ON THIS CARD OR HIS DULY APPOINTED PROXY TO THE ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD ON THURSDAY 8TH DECEMBER, 2005 AT THE MARY EKPIKEN CONFERENCE CENTRE, CHANNEL VIEW HOTELS, 14, MCC ROAD, CALABAR, CROSS RIVER STATE

Name and address of shareholder

Account Number

☐	Proxy
☐	Shareholder

Please tick (✓) appropriate box before admission to the meeting

SIGNATURE ______________________________
THIS CARD IS TO BE SIGNED AT THE VENUE IN THE PRESENCE OF THE REGISTRAR.

UNITED BANK FOR AFRICA PLC - RC 2457
57 MARINA, LAGOS

ANNUAL GENERAL MEETING - DECEMBER 8, 2005

Proxy Statement

This proxy statement is furnished to shareholders of United Bank for Africa Plc in connection with the solicitation by the Board of Directors for proxies to be used at the Annual General Meeting of shareholders of the Company which will be held at the Mary Ekpiken Conference Centre, Channel View Hotels, 14, MCC Road, Calabar, Cross River State on Thursday, December 8, 2005, and any adjournments thereof.

The Proxy
The shares represented by the proxy when a poll is demanded will be voted in accordance with the instructions specified by the shareholder in the ballot provided in the proxy form. In the absence of such specification, the person named in the accompanying proxy will vote at his/her discretion.

Revocation of Proxy
The person giving a proxy has the power to revoke it at any time before it is voted, upon written notice to The Registrar, United Bank for Africa Plc, Raymond House, 97/105, Broad Street, P.O.Box 6492, Lagos, provided that such revocation is received at least 24 hours prior to the meeting.

Method of Solicitation of Proxies
The Company will bear the cost of solicitation of proxies by mail. The services of NIPOST Bulk Ventures Limited P.M.B. 12537, Garki, Abuja will be used to aid in the solicitation of proxies in Nigeria at an anticipated cost of N10 million.

The Bank of New York , 101 Barclay Street, 22nd Floor, New York, NY 10286 will solicit the proxies of the Global Depositary Receipt (GDR) holders by e-mail.

Beneficial Ownership in Shares as of 31st March 2004
As at 31st March 2005, all the Directors as a group beneficially owned 8,379,023 ordinary shares of the issued 3,060,000,000 issued ordinary shares of the Bank.

Voting Rights
All holders of the Ordinary Shares of the Company in the Register of Members will be entitled to attend and vote at the meeting whether present in person or by proxy.

There are outstanding and entitled to vote 7,060,000,000 Ordinary Shares of the Company. On a poll taken at the meeting, holders of Ordinary Shares are entitled to one vote per share.

ELECTION OF DIRECTORS
In accordance with Article 101 of the Bank's Articles of Association, the Directors retiring by rotation at the Annual General Meeting are, Mr. Kayode Sofola, SAN, Mr. Junaid Dikko, Alhaji Bello Garba, Dr Khalid Al-Mansour and Prof. Jean Herskovits and being eligible, offer themselves for re-election.

Since the last Annual General Meeting, Mr. Tony O. Elumelu (MFR), Mr. Phillips Oduoza, Mr. Chika Mordi, Mr. Victor Osadolor, Mrs. Rose Ada Okwechime, Mrs. Faith Tuedor-Matthews, Chief I.C. Ogbue, Mr. Godwin Ize-Iyamu, Mrs. Suzanne Soboyejo-Iroche and Chief Ferdinand N. Alabraba were appointed directors and in accordance with Article 76 of the Bank's Articles of Association will retire and being eligible offer themselves for election.

Listed below are the names and addresses of the nominees and continuing directors, the year in which they first became directors, their principal occupations for the past five years and the number of shares of United Bank for Africa Plc beneficially owned, ***as of 31st March 2005.***

Name of Nominee	Address	Year First Appointed	Business Experience & Other Directorships or Significant Affiliations	Beneficial Ownership in Shares as of 31st March 2005
Kayode Sofola, SAN	2, Tinubu Square, Lagos	1994	Legal Practitioner Principal Partner, Kayode Sofola Chambers; Director, Sakher Inv. Ltd; L.W. Lambourne	903,566 *
Khalid Abdullah T. Al-Mansour	7887 Broadway Suite 1001, San Antonio, Texas U. S. A.	1998	Attorney/Investment Banker; Co-Founder of the international law firm of Al-Waleed, Al-Talal & Al-Mansour; Director, Frontier Capital	-
Jean Herskovits	12, West 96th Street Plot 4, New York, NY 10025	1998	Historian, Professor of History, New York State University at Purchase	-
Junaid Dikko	United Telesys Chevron Drive, Lekki Epe Expressway, Lagos	2000	Petroleum Consultant MD, United Telesys Ltd. Director, Counters Trust Securities Ltd.,; UBA Capital and Trusts Ltd; Star Delta Inv. Ltd; Ascot Properties Ltd.	-
Willy Kroeger	1, Appold St. Broadgate, London EC24 2HE	1996	Banker, Director, Deutsche Bank AG MD,BT Int. (Nig.) Ltd	-
Alessandro Deodato	Via Cassia 531 00189	2003	Banker/Lawyer; Portfolio Manager of Italian and Foreign Subsidiaries, Banca Nazionale del Lavoro (BNL) S.P.A Roma, Head Office, July 2002 to date; Head of Structured Finance and Capital Markets, BNL, Buenos Aires, February 2001 to June 2002; Structured Adviser, BNL Buenos Aires December 1999 to January 2001	-
Tony O. Elumelu (MFR)	57, Marina	2005	Banker; GMD/Chief Executive Officer since August 1, 2005; Managing Director/Chief Executive Officer, Standard Trust Bank Plc, April 1997 July 2005	22,950
Bello Garba	57, Marina, Lagos	2003	Banker; Executive Director; Deputy General Manager, 2002 - 2003; Assistant General Manager/Group Head, Public Sector Institutions, United Bank for Africa Plc, June 2000 December 2001	

Listed below are the names and addresses of the nominees and continuing directors, the year in which they first became directors, their principal occupations for the past five years and the number of shares of United Bank for Africa Plc beneficially owned, ***as of 31st March 2005.***

Name of Nominee	Address	Year First Appointed	Business Experience & Other Directorships or Significant Affiliations	Beneficial Ownership in Shares as of 31st March 2005
Godwin Ize-Iyamu	57, Marina, Lagos	2004	Banker; Executive Director; Acting Head, Wholesale Bank, April 2004 to September 2004; Head, Corporate Banking Sector & Regional Director, Lagos Wholesale Bank (2002 - March 2004; DGM & Group Head Energy, 2000 - 2001.	
Phillips Oduoza	57, Marina, Lagos	2005	Banker; Executive Director; Executive Director, Standard Trust Bank Plc, Jan-July, 2005; Deputy Managing Director, Reliance Bank Limited, August 2004 December 2005, Executive Director, Business Development, Diamond Bank Limited February July 2004, Executive Director Commercial Banking, Diamond Bank Limited, March 2001 January 2004, Executive Director Operations and Technology, Diamond Bank Limited, June 1999 March	
Chika Mordi	57, Marina, Lagos	2005	Banker; Executive Director; Managing Director/Chief Executive Officer, Continental Trust Bank Ltd, August 2004 - July 2005; Executive Director, Corporate & Investment Banking, Standard Trust Bank Plc, 2002 - July, 2004; Managing Director/CEO, STB Capital Markets Limited, 2001- 2002; Divisional Director, Investment Banking, Standard Trust Bank Limited, 2000 -2001	
Victor Osadolor	57, Marina, Lagos	2005	Banker; Executive Director; Chairman Merger Steering Committee (UBA/STB Merger) 2005; Executive Director, Risk Management & Compliance - Standard Trust Bank Plc. November 2003 June 2004; Deputy Managing Director, Continental Trust Bank Limited, 2004 2005, General Manager, Risk Management, Standard Trust Bank Plc, May 2003 November 2003, General Manager, Operations & Control, Standard Trust Bank Plc, January 2003 April 2003; General Manager, Operations & Technology, Standard Trust Plc, June 2001 December 2002	
Rose Ada Okwechime	57, Marina, Lagos	2005	Banker; Director; Director, Standard Trust Bank Plc, November 2003 June 2004; Rosabon Investment Company Limited; Director, Infant Jesus Academy Limited; Managing Director, Abbey Building Society Limited	

Listed below are the names and addresses of the nominees and continuing directors, the year in which they first became directors, their principal occupations for the past five years and the number of shares of United Bank for Africa Plc beneficially owned, ***as of 31st March 2005.***

Name of Nominee	**Address**	**Year First Appointed**	**Business Experience & Other Directorships or Significant Affiliations**	**Beneficial Ownership in Shares as of 31st March 2005**
Suzanne Soboyejo-Iroche	57, Marina, Lagos	2005	Banker; Executive Director; Deputy General Manager, Treasury and Financial Institutions, United Bank for Africa Plc, December 2003 July 2005; Deputy General Manager, Head, International/Multilaterals Sector 2002 2003, Deputy General Manager, Group Head Multinationals 1998-2002	
Faith Tuedor-Matthews	57, Marina, Lagos	2005	Banker; Executive Director; Executive Director; North Bank, Standard Trust Bank Plc, 2003 2005, Ecobank Nigeria Plc, General Manager, Public Sector; Deputy General Manager Public Sector, Assistant General Manager Institutional Banking Group	
I. C. Ogbue	57, Marina, Lagos	2005	Chartered Secretary; Director; Director - Standard Trust Bank Plc; Director - BGL Securities Limited	
Chief Ferdinand N. Alabraba	57, Marina, Lagos	2005	Chartered Quantity Surveyor/Construction Economist Director; Chairman, Standard Trust Bank Plc 1999-2005; Director, Crown Realties Plc; Managing Partner/Chief Executive, Aman Associates.	

* Indirect Holdings

Auditors

In accordance with Section 357(2) of the Companies and Allied Matters Act of 1990, Messrs. Akintola Williams Deloitte have indicated their willingness to continue in office as sole Auditor of the Company. A resolution will be proposed authorising the Directors to determine their remuneration.

Representatives of the Auditor will be present at the meeting to make a statement, if they wish to do so, and to respond to appropriate questions by shareholders.

Audit Committee

Pursuant to section 359(3) of the Companies and Allied Matters Act No. 1 of 1990, the Company has an Audit Committee comprising three Executive Directors and three shareholders as follows:

1.	Mr. Jene Princewill	-	Chairman
2.	Alhaji Alkassim Umar	-	Member
3.	Mr. Dan Agbor	-	Member
4.	Alhaji M. A. Abdulkadir	-	Member
5.	Mr. Victor Odozi	-	Member
6.	Dr. T. Asuquo John	-	Member

By Order of the Board

Aidevo Odu-Thomas
Group Company Secretary
57 Marina, Lagos.

October 28, 2005

UBA

2 8 OCT 2005
THE NIGERIAN STOCK EXCHANGE

RECEIVED 2006 JAN 23 A II: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CS/NSE/0552/2005

October 26, 2005

The Director-General
Nigerian Stock Exchange
2/4 custom Street
Lagos

ATTN: MR BINOS D. YAROE

Dear Sir,

RE: APPOINTMENT OF A DIRECTOR

Please be informed that the Central Bank of Nigeria has approved the appointment of Chief Ferdinand Ngogo Alabraba as a Director of the Bank.

Yours faithfully,
for: **UNITED BANK FOR AFRICA PLC**

AIDEVO ODU-THOMAS
COMPANY SECRETARY

United Bank for Africa plc
57, Marina, Lagos RC No. 2457

UBA

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 44th Annual General Meeting of United Bank for Africa plc will be held at the Mary Ekpiken Conference Centre, Channel View Hotels, 14, MCC Road, Calabar, Cross River State on Thursday 8th December, 2005 at 11.00 a.m. to transact the following business:

ORDINARY BUSINESS:

1. To receive the Audited Accounts for the year ended 31st March, 2005 together with the reports of the Directors, Auditors and the Audit Committee thereon.

2a. To elect / re-elect Directors.

2b. Chief Israel C. Ogbue is more than 70 years of age and was appointed a Director after the last Annual General Meeting. He will retire at this Annual General Meeting and being eligible, offers himself for election. A resolution to this effect will be proposed at this Annual General Meeting.

3. To authorise the Directors to fix the remuneration of the Auditors.

4. To elect members of the Audit Committee.

NOTES

1. PROXY

A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the Company. A proxy form is attached to the proxy statement. To be valid, the proxy form must be duly stamped at the Stamp Duties office and returned to the Registrar, United Bank for Africa Plc, Raymond House, 97/105 Broad Street, P. O. Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

2. AUDIT COMMITTEE

The Audit Committee consists of 3 Shareholders and 3 Directors. Any member may nominate a shareholder as a member of the Audit Committee by giving notice in writing of such nomination to the Secretary of the Company at least twenty one (21) days before the Annual General Meeting.

By Order of the Board

Aidevo Odu-Thomas
Company Secretary
57 Marina, Lagos

Dated this 28th day of October, 2005

www.ubagroup.com

Chairman: Kayode Sofola, SAN GMD/CEO: Tony O. Elumelu, MFR Executive Directors: Bello Garba, Phillips Oduoza, Godwin Ize-Iyamu, Victor Osadolor, Suzanne Soboyejo-Iroche, Faith Tuedor-Matthews, Chika Mordi Directors: Junaid Dikko, Israel C. Ogbue, Rose A. Okwechime, Chief Ferdinand Alabraba, Willy Kroeger (German), Jean Herskovits (American), Khalid A. T. Al-Mansour (American), Alessandro Deodato (Italian)

CONTINUATION SHEET

CORPORATE AFFAIRS COMMISSION

(Established Under The Companies And Allied Matters Act 1990)
PLOT 565, NDOLA SQUARE WUSE ZONE 5, ABUJA.

CORPORATE AFFAIRS COMMISSION CAC

17627

₦800.00

FORM CAC 7

PARTICULARS OF DIRECTORS OR ANY CHANGE THERE IN

Pursuant to Section 292 (4)

RECEIVED 2006 JAN 23 A 11:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

RC NO. 2457

NAME OF COMPANY:

UNITED BANK FOR AFRICA PLC

PARTICULARS OF DIRECTORS

1.

Surname:	OGBUE		
Other Names:	ISRAEL CHINWUBA		
Nationality:	NIGERIAN	Age:	ADULT Year
Residential Address (in case of a corporation the registered or principal office)	2, ISLAND WAY DOLPHIN ESTATE		
City:	IKOYI	State:	LAGOS
Remarks:	APPOINTED:	RE-APPOINTED: ✓	RESIGNED: REMOVED:

I consent to be a Director of the company

Signature: **Date:**

CORPORATE AFFAIRS COMMISSION VERIFICATION 24 NOV 2005

2.

Surname:	OKWECHIME		
Other Names:	ROSE ADA		
Nationality:	NIGERIAN	Age:	ADULT Year
Residential Address (in case of a corporation the registered or principal office)	19, WAREHOUSE ROAD APAPA		
City:	LAGOS	State:	
Remarks:	APPOINTED:	RE-APPOINTED: ✓	RESIGNED: REMOVED:

24 NOV 2005

I consent to be a Director of the company

Name ...
Designation ...

Signature: **Date:**

3.

Surname:	KROEGER		
Other Names:	WILLY		
Nationality:	[illegible] GERMAN	Age:	ADULT Year
Residential Address (in case of a corporation the registered or principal office)	81828, CLIFTON GARDEN LONDON		
City:	LONDON	State:	
Remarks:	APPOINTED:	RE-APPOINTED: ✓	RESIGNED: REMOVED:

I consent to be a Director of the company

4.

Surname:	HERSKOVITS							
Other Names:	JEAN							
Nationality:	AMERICAN					Age:	ADULT	Year
Residential Address (in case of a corporation the registered or principal office)	12, WEST 96TH STREET							
	NY 10025							
	City:	NEW YORK		State:				
Remarks:	APPOINTED:		RE-APPOINTED: ✓	RESIGNED:		REMOVED:		

I consent to be a Director of the company

Signature:_______________________ **Date:** ____________

5.

Surname:	AL-MANSOUR							
Other Names:	KHALID TARIQ							
Nationality:	AMERICAN					Age:	ADULT	Year
Residential Address (in case of a corporation the registered or principal office)	7887, BROADWAY SUITE							
	901, SAN ANTONIO TX 782 09							
	City:	TEXAS		State:				
Remarks:	APPOINTED:		RE-APPOINTED: ✓	RESIGNED:		REMOVED:		

I consent to be a Director of the company

Signature:_______________________ **Date:** ____________

Corporate Affairs Commission
24 NOV 2005

Note:

"Directors include any person who occupies the position of a director by whatsoever name called. A body corporate should be represented by a natural person, this should be indicated. The name of the body corporate should be written in the space provided for surname while the name of the natural person is given in the space provided for other names. The nationality and the residential address and signature of the natural person is thereafter provided in the space required.

Dated: __________ day of __________ 200 ______

[signature] Director

[signature] Director

Note:

If the space provided in the forms is insufficient, particulars of other Directors should be listed on the particulars of Directors continuation sheet attached to this form.

Presented for filing by:

NAME:	Michael Madoghwe	ACCR. NO.	9562
ADDRESS:	5T. Marina Lagos	E-MAIL:	michael.madoghwe@ub...
TELEPHONE NO:	01-2642249	DATE:	24-11-2005

IMPORTANT

CONTINUATION SHEET

CORPORATE AFFAIRS COMMISSION

(Established Under The Companies And Allied Matters Act 1990)
PLOT 565, NDOLA SQUARE WUSE ZONE 5, ABUJA

9:40

21122

FORM CAC 7

PARTICULARS OF DIRECTORS OR ANY CHANGE THERE IN

Pursuant to Section 292 (4)

RC NO. 2457

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC

PARTICULARS OF DIRECTORS

Surname:	ELUMELU
Other Names:	ANTHONY ONYEMAECHI
Nationality:	NIGERIAN
Residential Address (in case of a corporation the registered or principal office)	18A, MEKWUE I STREET, IKOYI
Age:	ADULT Year
City:	LAGOS
State:	LAGOS
Remarks: APPOINTED:	
RE-APPOINTED:	✓
RESIGNED:	
REMOVED:	

I consent to be a Director of the company

Signature:

2.

Surname:	KAYODE
Other Names:	SOFOLA
Nationality:	NIGERIAN
Residential Address (in case of a corporation the registered or principal office)	5, BABAFEMI OSIBAJO CRESCENT, LEKKI
Age:	ADULT Year
City:	LAGOS
State:	LAGOS
Remarks: APPOINTED:	
RE-APPOINTED:	✓
RESIGNED:	
REMOVED:	

I consent to be a Director of the company

Signature:

CORPORATE AFFAIRS COMMISSION
VERIFICATION
Date 24 NOV 2005
Name
Sign

Certified
24 NOV 2005
Date:
Name
Designation
Signature

3.

Surname:	GARBA
Other Names:	BELLO
Nationality:	NIGERIAN
Residential Address (in case of a corporation the registered or principal office)	1, MCGREGOR ROAD, IKOYI
Age:	ADULT Year
City:	LAGOS
State:	LAGOS
Remarks: APPOINTED:	
RE-APPOINTED:	✓
RESIGNED:	
REMOVED:	

I consent to be a Director of the company

Signature:

Date:

4.

Surname:	IZE-IYAMU							
Other Names:	GODWIN							
Nationality:	NIGERIAN				Age:	ADULT	Year	
Residential Address (in case of a corporation the registered or principal office)	9, REMI SHOFOLUWE STREET							
	MAGODO G.R.A							
	City:	LAGOS		State:	LAGOS			
Remarks:	APPOINTED:		RE-APPOINTED:	✓	RESIGNED:		REMOVED:	

I consent to be a Director of the company

Signature:_______________________________ **Date:** _______________

5.

Surname:	IROCHE							
Other Names:	SUZANNE							
Nationality:	NIGERIAN				Age:	ADULT	Year	
Residential Address (in case of a corporation the registered or principal office)	1, IROCHE STREET							
	LEKKI PHASE 1							
	City:	LAGOS		State:	LAGOS			
Remarks:	APPOINTED:		RE-APPOINTED:	✓	RESIGNED:		REMOVED:	

I consent to be a Director of the company

Signature:_______________________________ **Date:** _______________

24 NOV 2005

Note:

"Directors include any person who occupies the position of a director by whatsoever name called. A body corporate should be represented by a natural person, this should be indicated. The name of the body corporate should be written in the space provided for surname while the name of the natural person is given in the space provided for other names. The nationality and the residential address and signature of the natural person is thereafter provided in the space required.

Dated: __________ day of __________ 200 ______

Izeiyamu (signature) — Director

(signature) — Director

Note:

If the space provided in the forms is insufficient, particulars of other Directors should be listed on the particulars of Directors continuation sheet attached to this form.

Presented for filing by:

NAME:	Michael Madoghwe	ACCR. NO.	9562
ADDRESS:	57, Marina, Lagos	E-MAIL:	michael.madoghwe@ubagroup.com
TELEPHONE NO:	01-2642249	DATE:	24-11-05

IMPORTANT

CONTINUATION SHEET

CORPORATE AFFAIRS COMMISSION

(Established Under The Companies And Allied Matters Act 1990)
PLOT 565, NDOLA SQUARE WUSE ZONE 5, ABUJA.

17630

FORM CAC 7

PARTICULARS OF DIRECTORS OR ANY CHANGE THERE IN

Pursuant to Section 292 (4)

RC NO. 2457

NAME OF COMPANY:

UNITED BANK FOR AFRICA PLC

PARTICULARS OF DIRECTORS

1.

Surname:	ODUOZA		
Other Names:	PHILLIPS		
Nationality:	NIGERIAN	Age: ADULT	Year
Residential Address (in case of a corporation the registered or principal office)	44, ADEBAYO DOHERTY STREET LEKKI PHASE 1		
	City: LAGOS	State: LAGOS	
Remarks:	APPOINTED:	RE-APPOINTED: ✓	RESIGNED: REMOVED:

I consent to be a Director of the company

Signature: _______________ Date: _______________

VERIFICATION 24 NOV 2005

2.

Surname:	OSADOLOR		
Other Names:	VICTOR		
Nationality:	NIGERIAN	Age: ADULT	Year
Residential Address (in case of a corporation the registered or principal office)	HOUSE M45, ROAD 22 VICTORIA GARDEN CITY		
	City: LEKKI	State: LAGOS	
Remarks:	APPOINTED:	RE-APPOINTED: ✓	RESIGNED: REMOVED:

I consent to be a Director of the company

24 NOV 2005

Signature: _______________ Date: _______________

3.

Surname:	MORDI		
Other Names:	CHIKA		
Nationality:	NIGERIAN	Age: ADULT	Year
Residential Address (in case of a corporation the registered or principal office)	3, SOLOMON CLOSE VICTORIA ISLAND		
	City: LAGOS	State: LAGOS	
Remarks:	APPOINTED:	RE-APPOINTED: ✓	RESIGNED: REMOVED:

I consent to be a Director of the company

Date:

4.

Surname:	TUEDOR-MATTHEWS						
Other Names:	FAITH						
Nationality:	NIGERIAN			Age: ADULT Year			
Residential Address (in case of a corporation the registered or principal office)	7, MISSISSIPI CRESCENT						
	ABUJA						
	City: LAGOS			State: LAGOS			
Remarks:	APPOINTED:	RE-APPOINTED: ✓	RESIGNED:	REMOVED:			

I consent to be a Director of the company

Signature: ______________________ **Date:** ______________________

5.

Surname:	DIKKO						
Other Names:	JUNAID						
Nationality:	NIGERIAN			Age: ADULT Year			
Residential Address (in case of a corporation the registered or principal office)	25A, TONY EROMOSELE STREET						
	PARKVIEW ESTATE						
	City: IKOYI			State: LAGOS			
Remarks:	APPOINTED:	RE-APPOINTED:	RESIGNED:	REMOVED:			

I consent to be a Director of the company

Signature: ______________________ **Date:** ______________________

24 NOV 2005

Note:

"Directors include any person who occupies the position of a director by whatsoever name called. A body corporate should be represented by a natural person, this should be indicated. The name of the body corporate should be written in the space provided for surname while the name of the natural person is given in the space provided for other names. The nationality and the residential address and signature of the natural person is thereafter provided in the space required.

Dated: __________ day of __________ 200 ____

[signature]
Director

[signature]
Director

Note:

If the space provided in the forms is insufficient, particulars of other Directors should be listed on the particulars of Directors continuation sheet attached to this form.

Presented for filing by:

NAME:	Michael Madoghwe	ACCR. NO.	9562
ADDRESS:	57, Marina, Lagos	E-MAIL:	michael.madoghwe@ubagroup.com
TELEPHONE NO:	01-2642249	DATE:	24-11-05

IMPORTANT

CORPORATE AFFAIRS COMMISSION

(Established Under The Companies And Allied Matters Act 1990)
PLOT 565, NDOLA SQUARE WUSE ZONE 5, ABUJA.

CORPORATE AFFAIRS ... OFFICE ₦100 : 00

2005 AUG

21123

FORM CAC 7

PARTICULARS OF DIRECTORS OR ANY CHANGE THERE IN

Pursuant to Section 292 (4)

RC NO. 2457

NAME OF COMPANY:

UNITED BANK FOR AFRICA PLC

PARTICULARS OF DIRECTORS

1.

Surname:	DEODATO		
Other Names:	ALLESANDRO		
Nationality:	ITALIAN	Age: ADULT	Year
Residential Address (in case of a corporation the registered or principal office)	VIA CASSIA 531 00189 ROMA		
	City: ITALY	State:	
Remarks: APPOINTED:	RE-APPOINTED: ✓	RESIGNED:	REMOVED:

I consent to be a Director of the company

Signature: [signature]

CORPORATE AFFAIRS COMMISSION VERIFICATION Date: 24 NOV 2005 ...VED BY Name Sign

2.

Surname:	ALABRABA		
Other Names:	FERDINAND NGOGO		
Nationality:	NIGERIAN	Age: ADULT	Year
Residential Address (in case of a corporation the registered or principal office)	8, IRIEBE STREET D LINE		
	City: PORT HARCOURT	State: RIVERS	
Remarks: APPOINTED: ✓	RE-APPOINTED:	RESIGNED:	REMOVED:

I consent to be a Director of the company

Signature: [signature] Date: 07-08-2005

CORPORATE AFFAIRS COMMISSION ASSESSMENT 24 NOV 2005

Corporate Affairs Commission Pre-Incorporation Abuja 24 NOV 2005

3.

Surname:			
Other Names:			
Nationality:		Age:	Year
Residential Address (in case of a corporation the registered or principal office)			
	City:	State:	
Remarks: APPOINTED:	RE-APPOINTED:	RESIGNED:	REMOVED:

I consent to be a Director of the company

TR 96865 of 24/11/05 for N4010

4.

Surname:									
Other Names:									
Nationality:					Age:		Year		
Residential Address (in case of a corporation the registered or principal office)									
	City:				State:				
Remarks:	APPOINTED:		RE-APPOINTED:		RESIGNED:		REMOVED:		

I consent to be a Director of the company

Signature: ______________________ **Date:** ______________

5.

Surname:									
Other Names:									
Nationality:					Age:		Year		
Residential Address (in case of a corporation the registered or principal office)									
	City:				State:				
Remarks:	APPOINTED:		RE-APPOINTED:		RESIGNED:		REMOVED:		

I consent to be a Director of the company

Signature: ______________________ **Date:** ______________

Note:

"Directors include any person who occupies the position of a director by whatsoever name called. A body corporate should be represented by a natural person, this should be indicated. The name of the body corporate should be written in the space provided for surname while the name of the natural person is given in the space provided for other names. The nationality and the residential address and signature of the natural person is thereafter provided in the space required.

Dated: 24 NOV 2005 day of ______________ 200 ______

Director   Director

Note:

If the space provided in the forms is insufficient, particulars of other Directors should be listed on the particulars of Directors continuation sheet attached to this form.

Presented for filing by:

NAME:	Michael Madoghwe.	ACCR. NO.	9562
ADDRESS:	57, Marina, Lagos	E-MAIL:	michael.madoghwe@ubagroup.com
TELEPHONE NO:	01-2642249	DATE:	24-11-05

IMPORTANT

CHIEF FERDINAND NC[illegible]O ALABRABA
8, IRIEBE STREE[illegible] D LINE
PORT HARCOURT
RIVERS STATE

November 16, 2005

The Registrar General
Corporate Affairs Commission
Plot 565, Ndola Square
Wuse Zone 5
Abuja

Dear Sir,

LETTER OF CONSENT

I, **Ferdinand Ngogo Alabraba** hereby give my consent to serve as a Non-Executive Director of United Bank of Nigeria Plc.

Thank you.

Chief Ferdinand N. Alabraba

Corporate Affairs Commission
Certified True Copy
24 NOV 2005
Name.............
Designation.............
Signature.............

UBA PLC RC 2457

ZENITH BANK PLC

Branch: Abuja

Date: 24-11-05

REVENUE CODE: 572

CORPORATE AFFAIRS COMMISSION

DEPOSIT SLIP № 96853

Title of Account: CORPORATE AFFAIRS COMMISSION

Account Number: 6011318468

Name of Depositor / Agent: Mike Madogbuwe

Name of Principal: UBA PLC

Purpose of Payment: CTC CO7

Total Amount in words: Two thousand naira only

List Cheques Separately

CASH ONLY	CHEQUE DETAILS BANK	CHEQUE No.	NAIRA	KOBO
₦500				
₦200			2,000	=
₦100				
₦50				
₦20				
₦10				
₦5				
₦1				
50k				
25k				
Other Coins				
Cheque Count				
TOTAL			₦2,000	=

ZENITH INTERNATIONAL BANK LTD. COUNTED 24 NOV 2005 ABUJA 1 BRANCH

NOTE: CUSTOMERS ARE INFORMED THAT THE BANK RESERVES THE RIGHT AT ITS DISCRETION TO POSTPONE PAYMENT OF CHEQUES DRAWN AGAINST UNCLEARED EFFECTS WHICH MAY HAVE BEEN CREDITED TO THE ACCOUNT

This deposit is subject to final Verification

THIS DEPOSIT SLIP ALSO SERVES AS REVENUE COLLECTOR'S RECEIPT

Secure Prints Ltd., Lagos.

UBA

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

CORPORATE AFFAIRS COMMISSION
VERIFICATION
24 NOV 2005
...VED BY
Name.........
Sign.........

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on August 1, 2005 in Lagos, it was resolved that **Chief Ferdinand Ngogo Alabraba**, be and is hereby appointed a Director of United Bank for Africa Plc.

Dated this 1st day of August 2005

Corporate Affairs Commission
Certified True Copy
24 NOV 2005
Name.........
Designation.........
Signature.........

DIRECTOR

COMPANY SECRETARY

CERTIFIED TRUE COPY

United Bank for Africa plc RC No. 2457

UBA House, 57 Marina, Lagos
P.O.Box 2406 Tel.+234(1) 2644651-700
E-mail. info@ubagroup.com, Swift add. UNAFNGLA

CS/NSE/0568/2005

November 16, 2005

The Director – General
Nigerian Stock Exchange
2/4, Custom Street
Lagos

ATTENTION: MR. BINUS YAROE

Dear Madam,

RE: NOTIFICATION OF CHANGE OF ACCOUNTING YEAR END

Further to our letter dated November 4, 2005, please find enclosed the Central Bank of Nigeria's approval for the change in the Accounting Year End of the Bank from March 31st to September 30th. The change will become effective in 2006.

Kindly acknowledge receipt on the attached copy of this letter.

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

CS/CAC/0542/2005

November 16, 2005

The Registrar - General
Corporate Affairs Commission
Plot 565, Ndola Square
Cadastral Zone II, Wuse Zone 5
Federal Capital Territory
Abuja

Dear Sir,

RE: CHANGE OF ACCOUNTING YEAR END

We wish to notify you of the recent change in the Accounting Year End of our Bank from March 31st to September 30th. The change will become effective in 2006. Attached hereto is a copy of the relevant resolution of our Board of Directors and the approval of the Central Bank of Nigeria.

The change was necessitated by the merger of our Bank with the erstwhile Standard Trust Bank Plc whose year end prior to the merger was July 31st.

Kindly amend your records accordingly.

We count on your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

IFEANYI UDEMEZUE
DEPUTY COMPANY SECRETARY

CAC, CBN + NSE

cc: CS/LA
: CBN file
: TOE
: Victor

CENTRAL BANK OF NIGERIA
Central Business District
P. M. B. 0187
Garki, Abuja
www.cenbank.org

Tel.: 09-61637404
Fax: 09-61637405

November 11, 2005

BSD/UBA/G3.T8/VOL.12/01

Managing Director
United Bank for Africa Plc
UBA House
57 Marina
Lagos.

RECEIVED
14 NOV 2005
U.B.A. PLC
Company Secretary's Office

Dear Sir,

RE: FINANCIAL YEAR END OF NEW UBA PLC

Your letter dated October 19, 2005 on the above subject refer.

We write to inform you that the CBN has no objection for the proposed change in your accounting year-end from 31st March to 30th September.

Yours faithfully,

A. O. IDRIS
For: DIRECTOR OF BANKING SUPERVISION

— CAC.
— NSE.
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